SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                22 February 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 22 February 2008 re: Final Results



                      LLOYDS TSB GROUP PLC - RESULTS 2007




CONTENTS


                                                                            Page
Key highlights                                                                 1
Summary of results                                                             2
Profit analysis by division                                                    3
Group Chief Executive's statement                                              4
Group Finance Director's review of financial performance                       7
Summarised segmental analysis                                                 13
Divisional performance:                                                       14
  - UK Retail Banking                                                         14
  - Insurance and Investments                                                 18
  - Wholesale and International Banking                                       25
Consolidated income statement - statutory                                     29
Consolidated balance sheet - statutory                                        30
Consolidated statement of changes in equity - statutory                       31
Condensed consolidated cash flow statement - statutory                        32
Condensed segmental analysis - statutory                                      33
Notes                                                                         35
Contacts for further information                                              58



FORWARD LOOKING STATEMENTS



This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.





KEY HIGHLIGHTS



Unless otherwise stated the analysis throughout this document compares the year to 31 December 2007 with the year to 31 December 2006 and excludes the impact of insurance related volatility, profit on disposal of businesses, settlement of overdraft claims in 2007 and the pension schemes related credit in 2006 (page 36, note 2).



"I am delighted to report that the Group has continued to deliver a strong trading performance, notwithstanding the significant recent turbulence in global financial markets. Our higher quality, lower risk, business model has been clearly demonstrated in the resilience of our earnings stream.



The Board remains confident in the Group's earnings outlook and, as a result, has decided to increase the final dividend by 5 per cent to 24.7 pence per share."

                                                                Sir Victor Blank
                                                                        Chairman



 Strong financial performance with statutory earnings per share increased by 17 per cent to 58.3p. Economic profit increased by 21 per cent. Statutory profit before tax was 6 per cent lower at GBP4,000 million, largely reflecting adverse policyholder interests volatility.

- Strong underlying profit momentum. Profit before tax up 6 per cent to GBP3,919 million notwithstanding impact of global financial markets turbulence. Excluding the impact of GBP280 million market dislocation, profit before tax increased by 13 per cent to GBP4,199 million.

- High returns maintained, with return on equity of 25.2 per cent.
Improved return on risk-weighted assets, and return on Embedded Value increased to 9.9 per cent.

- Good income growth. Income growth of 5 per cent, reflecting the strength and resilience of the Group's revenue base. Excluding the impact of market dislocation and insurance grossing, income increased by 6 per cent.

- Excellent cost management. Cost growth of only 1 per cent, delivering wide positive jaws. Cost:income ratio improved by 1.8 percentage points to 49.0 per cent. Groupwide productivity programme exceeded 2007 expectations, and remains on track to deliver benefits of GBP250 million in 2008.

- Satisfactory credit quality. Retail impairment charge lower than in 2006. Based on current trends, we do not expect a significant change in the retail impairment charge in the first half of 2008, compared to the first half of 2007. Corporate asset quality remains good.

- Strong liquidity and funding position maintained throughout the recent global financial markets turbulence.

- Excellent capital management.  Robust capital ratios maintained.
Satisfactory transition to Basel II, with tier 1 capital ratio increasing to 9.5 per cent. Over GBP3.6 billion of capital repatriated from Scottish Widows over the last 3 years.

Page 1 of 58


                               SUMMARY OF RESULTS


                                                                             2007                2006          Change
                                                                             GBPm                GBPm               %
Results - statutory
Total income, net of insurance claims                                      10,706              11,104              (4)
Operating expenses                                                          5,567               5,301              (5)
Trading surplus                                                             5,139               5,803             (11)
Impairment                                                                  1,796               1,555             (15)
Profit before tax                                                           4,000               4,248              (6)
Profit attributable to equity shareholders                                  3,289               2,803              17
Economic profit (page 48, note 17)                                          2,238               1,855              21
Earnings per share (page 48, note 18)                                       58.3p               49.9p              17
Post-tax return on average shareholders' equity                             28.2%               26.6%

Results - excluding volatility, profit on sale of businesses, settlement of overdraft claims in 2007 and the pension schemes related credit in 2006
Total income, net of insurance claims                                      11,206              10,694               5
Operating expenses                                                          5,491               5,429              (1)
Trading surplus                                                             5,715               5,265               9
Impairment                                                                  1,796               1,555             (15)
Profit before tax                                                           3,919               3,710               6
Profit attributable to equity shareholders                                  2,863               2,634               9
Economic profit                                                             1,842               1,690               9
Earnings per share                                                          50.8p               46.9p               8
Post-tax return on average shareholders' equity                             25.2%               25.1%
Post-tax return on average risk-weighted assets                             1.76%               1.72%

Shareholder value
Closing market price per share (year end)                                    472p              571.5p             (17)
Total market value of shareholders' equity                              GBP26.7bn            GBP32.2bn            (17)
Total shareholder return                                                   (12.1)%              24.8%
Proposed dividend per share (page 57, note 24)                              35.9p               34.2p               5

                                                                      31 December         31 December
                                                                             2007                2006          Change
                                                                             GBPm                GBPm               %
Balance sheet
Shareholders' equity                                                       12,141              11,155               9
Net assets per share                                                         212p                195p               9
Total assets                                                              353,346             343,598               3
Risk-weighted assets (Basel I basis)                                      171,971             156,043              10

Loans and advances to customers                                           209,814             188,285              11
Customer deposits                                                         156,555             139,342              12

Risk asset ratios
Total capital (Basel I basis)                                               11.0%               10.7%
Tier 1 capital (Basel I basis)                                               8.1%                8.2%

Page 2 of 58


PROFIT ANALYSIS BY DIVISION


                                                                        2007           2006         Change
                                                                        GBPm           GBPm              %


UK Retail Banking (page 14)                                            1,808          1,549             17



Insurance and Investments (page 18)                                    1,056            973              9



Wholesale and International Banking (page 25)

- Before impact of market dislocation                                  1,717          1,640              5
- Impact of market dislocation                                          (280)             -
                                                                       1,437          1,640            (12)

Central group items                                                     (382)          (452)

Profit before tax*                                                     3,919          3,710              6
Volatility (page 36, note 2)
- Insurance                                                             (267)            84
- Policyholder interests (page 37, note 2)                              (233)           326
Profit on sale of businesses                                             657              -
Settlement of overdraft claims                                           (76)             -
Pension schemes related credit                                             -            128
Profit before tax                                                      4,000          4,248             (6)
Taxation (page 56, note 23)                                             (679)        (1,341)
Profit for the year                                                    3,321          2,907             14

Profit attributable to minority interests                                 32            104
Profit attributable to equity shareholders                             3,289          2,803             17
Profit for the year                                                    3,321          2,907             14

Earnings per share (page 48, note 18)                                  58.3p          49.9p             17


*Excluding volatility, profit on sale of businesses, settlement of overdraft claims and pension schemes related credit.

                       GROUP CHIEF EXECUTIVE'S STATEMENT



2007 was another good year for Lloyds TSB. We delivered strong results, despite the more challenging operating environment that we saw in the second half of the year. Our business performance, excluding the impact of the market dislocation, continued its strong momentum as our relationship-based strategy serves us well. We believe this momentum will carry through to 2008, given we have a high quality, sustainable earnings stream, driven by the deep relationships we have with our customers, coupled with the significant growth potential we have both within our own franchise and in the UK market as a whole. As a result, we remain confident as to the Group's future outlook.



Given this strong performance and confidence in our future earnings capacity, the Board has decided to increase the final dividend by 5 per cent to 24.7 pence per share. This brings the full year dividend to 35.9 pence per share, an increase of 5 per cent over that paid for 2006. Going forward, the Board expects to grow the dividend over time, whilst continuing to build dividend cover.



Strong momentum

On an underlying basis, the Group increased profit before tax by 6 per cent to GBP3,919 million. Excluding the GBP280 million charge arising from the market dislocation, the Group grew profits by 13 per cent from GBP3,710 million to GBP4,199 million. Whilst we cannot overlook the impact of the dislocation on our results, these numbers are more reflective of the ongoing performance of the Group.



Our lower risk strategy limited the impact of the abrupt change in the markets and, consequently, our charge was relatively modest in comparison to our balance sheet size, our earnings, and the charges taken by many other organisations. This is in large part due to the conscious choice to focus the Group's strategy on building deep, long-lasting relationships with our customers in order to deliver high quality, sustainable results over time.



Over the last few years, the successful execution of our strategy has delivered increasing levels of customer recruitment and enhanced sales volumes, and in 2007 we saw further progress on these leading indicators of future profit.



In the Retail Bank, we attracted over one million new current accounts and we delivered strong flows of new business, with sales volumes rising 17 per cent. We are now the number one provider of current accounts, cards and personal loans. In Insurance and Investments, we have seen good progress in the sale of bancassurance products to our franchise customers and sales volumes rose by 20 per cent, with particular success in the sale of protection products through the branch network.



In Wholesale and International Banking, we saw similar strong progress. Our Corporate Markets business is attracting growing numbers of new customers and recorded a further 46 per cent improvement in cross-sales. Our Commercial Banking business attracted good levels of the more valuable switcher accounts and we remain the leader in terms of the share of the start-up market, at 21 per cent.



Key to supporting our relationship-focused strategy is the efficient management of costs and capital, allowing us to continue to invest in the franchise and drive future growth. Once again we have delivered a strong performance in these areas.

Costs rose by only 1 per cent, as we continue to embed our efficiency programmes, and our cost:income ratio improved to 49.0 per cent, from 50.8 per cent in 2006. The extension of our lean manufacturing and sigma efficiency programmes, the improvement of our procurement processes and the adoption of end-to-end processing led to improvements in efficiency as well as better levels of service quality.



Our capital position is strong. We manage our capital to support efficient growth, directing capital to our higher growth and higher return business lines. We continued the capital efficiency programmes in Scottish Widows, with a further GBP1.9 billion repatriated to the Group during the year.



High quality sustainable business

Key to sustaining our strong momentum in future years are the relationships we are building with our customers, understanding their needs and developing the products and services to meet those needs.



As our results in recent periods show, this strategy has served us well and has a number of benefits. A high percentage of our income is recurring customer revenue, which is by nature more stable and sustainable. By building deep relationships, meeting more of our customers' needs, we also benefit in that we have a lower cost of acquiring new sales. Additionally, because we understand our customers well, we tend to have lower impairments and thus require less capital. Perhaps as important as the decision to pursue the relationship strategy, was the decision not to pursue a product-led strategy which, as we have seen of late, results in more volatile revenues and carries a significantly higher risk profile.



Significant growth potential

The UK market represents the second largest economic profit pool for financial services, with high levels of household financial wealth. It enjoys the lowest level of unemployment in the G7 economies and despite a likely slow down in 2008, we are projecting good medium-term economic performance and strong long-term savings growth.



We estimate that we currently only have a 10 per cent share of the economic profit pool, and so we have significant potential within our existing franchise to grow by meeting more of our customers' needs as well as through adding new customers to our franchise.



To support this growth potential we are investing in developing the supporting infrastructure in areas such as customer data management and account planning tools. We continue to enhance our risk and financial systems and, together, these areas will ensure we have the necessary platform to safely support our future growth.



Outlook

As we look forward to 2008, we do so against a backdrop of turbulent markets and slowing global economic growth. Despite these challenges, we are well positioned to deliver further growth and to take advantage of the opportunities that the current environment offers.

Our relationship-focused strategy is delivering good results for all our stakeholders. The events of the last year show that it is effective in generating sustainable, high quality results through the cycle. Our prudent approach to risk ensured we experienced minimal impact from the US sub-prime fall-out. We have a strong capital position and this will support the future growth of the business.



This has been a year of significant progress across the Group and let me express my thanks to all our staff for their wonderful contribution to our success. Relationship businesses thrive on great staff that understand customers and work towards meeting their needs. In this last year, the performance of our staff has been terrific.









J Eric Daniels
Group Chief Executive

            GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE



In 2007 the Group delivered a strong performance against the backdrop of significant turbulence in global financial markets. Statutory profit attributable to equity shareholders increased by GBP486 million, or 17 per cent, to GBP3,289 million and earnings per share increased by 17 per cent to 58.3p. Economic profit increased by 21 per cent to GBP2,238 million, and the post-tax return on equity improved from 26.6 per cent to 28.2 per cent. Profit before tax fell by 6 per cent to GBP4,000 million, largely as a result of significant adverse policyholder interests volatility.



To enable meaningful comparisons to be made with 2006, the income statement commentaries below exclude insurance related volatility, the profit on sale of businesses, settlement of overdraft claims in 2007 and the pension schemes related credit in 2006.



Building strong customer relationships

Lloyds TSB's strategy to build strong customer franchises and grow our business by realising the considerable potential within those franchises continues to deliver strong results. We have continued to extend the reach and depth of our customer relationships, achieving good sales growth, whilst also improving productivity and efficiency. The underlying performance of the business remains strong with revenue growth remaining well ahead of cost growth.



Like many other financial institutions, the Group has been affected by the recent market dislocation; however, the relationship focus of our strategy has meant that the impact on the Group's profit before tax was limited to GBP280 million in 2007 (GBP188 million reduction in income; GBP92 million increase in impairment).



Continued momentum throughout the business

Profit before tax increased by GBP209 million, or 6 per cent, to GBP3,919 million, underpinned by good relationship banking momentum, notwithstanding the impact of the GBP280 million market dislocation in Corporate Markets. Revenue growth of 5 per cent exceeded cost growth of 1 per cent, with each division delivering stronger revenue growth than cost growth. Earnings per share increased by 8 per cent to 50.8p and economic profit increased by 9 per cent to GBP1,842 million. Excluding the impact of market dislocation, Group profit before tax increased by 13 per cent to GBP4,199 million.



Good income growth

Overall, income growth of 5 per cent reflects good progress in delivering our divisional strategies. We have increased income from both new and existing customers, with strong growth in both assets and liabilities, as well as a significant increase in fee-related income. Excluding the impact of market dislocation and insurance grossing, income increased by 6 per cent.



Group net interest income, excluding insurance grossing, increased by GBP349 million, or 7 per cent, to GBP5,631 million. Customer deposits increased by 12 per cent to GBP157 billion, supported by strong growth in savings balances in the retail bank, where bank savings increased by 15 per cent and wealth management balances by 12 per cent. Customer deposits in our Corporate Markets, Commercial and International businesses increased by 18 per cent.

Strong levels of customer lending growth in Commercial Banking and Corporate Markets, and good growth in mortgages and retail deposits, more than offset the marketwide experience of lower unsecured personal lending balances. Total assets increased by 3 per cent to GBP353 billion, with an 11 per cent increase in loans and advances to customers.



The net interest margin from our banking businesses (page 39, note 4) decreased by 9 basis points, to 2.79 per cent, with broadly stable product margins but an adverse mix effect. Stronger growth in finer margin mortgages and flat wider margin unsecured consumer lending contributed to the negative mix effect which accounted for 9 basis points of margin decline. Overall product margins were 2 basis points lower, reflecting competitive pressures in the mortgage and asset finance businesses and a move to finer margin secured lending in Commercial Banking. Funding costs improved the margin by 2 basis points. During the second half of 2007, product margins have started to show signs of improving, with increased new business margins becoming evident in mortgages and corporate lending reflecting a marketwide trend towards more appropriate pricing for risk.




Other income, net of insurance claims and excluding insurance grossing, increased by GBP133 million, or 2 per cent, to GBP5,530 million. This reflected higher fees and commissions receivable as a result of strong growth in added value current accounts and higher insurance commissions in the retail bank. In addition, good levels of growth were achieved in fee based product sales to corporate and commercial banking customers.



Excellent cost management

The Group continues to invest in improving processing efficiency, resulting in continued tight control over costs. During 2007, operating expenses increased by only 1 per cent to GBP5,491 million. Over the last 12 months, staff numbers have fallen by 4,552 (7 per cent) to 58,078, largely as a result of the disposal of Lloyds TSB Registrars and Dutton-Forshaw and further efficiency improvements in back-office processing centres. These improvements in operational effectiveness have resulted in a further reduction in the Group cost:income ratio from 50.8 per cent to 49.0 per cent.



The Group's programme of productivity initiatives has continued to deliver significant benefits, improving underlying cost efficiency and creating greater headroom for further investment in the business. During 2007 the programme delivered net cost reductions of GBP145 million, exceeding the previously indicated net benefits of approximately GBP125 million, with gross benefits of GBP248 million and reinvestment in further programme initiatives of GBP103 million. The Group remains on track to deliver net benefits of approximately GBP250 million in 2008.



Along with a number of other UK banks, during the year the Group has received a number of customer claims for the repayment of overdraft fees. On 27 July 2007, several banks, together with the Office of Fair Trading, asked the High Court of England and Wales to clarify the legal position regarding personal current account fees. The 2007 results include a charge of GBP76 million relating to the settlement of claims during the year, together with related costs.

Overall credit quality remains satisfactory

Impairment losses increased by 15 per cent to GBP1,796 million. Our impairment charge on loans and advances expressed as a percentage of average lending was
0.82 per cent, excluding the impact of market dislocation and the 2007 Finance Act, compared to 0.83 per cent in 2006 (page 42, note 9). Impaired assets increased by 8 per cent to GBP5,311 million, less than the rate of lending growth, and now represent 2.5 per cent of total lending, down from 2.6 per cent at 31 December 2006.



In UK Retail Banking, impairment losses decreased by GBP14 million, or 1 per cent, to GBP1,224 million. During 2007, we have seen a reduction in the level of customer insolvencies, improvements in the Group's collections procedures and better than assumed recoveries. The quality of new unsecured lending has continued to be strong and our arrears and delinquency trends have improved during the year. In addition, the asset quality of our mortgage portfolio has remained excellent. Whilst the uncertain UK macroeconomic environment and customer insolvency trends remain key factors in the outlook for retail impairment, our current lead indicators are good, we are continuing to enhance our underwriting and collections procedures and the quality of new business remains strong. As a result, based on current trends, we do not expect a significant change in the retail impairment charge in the first half of 2008, compared to the first half of 2007.



The Wholesale and International Banking charge for impairment losses increased by GBP264 million to GBP572 million, including a GBP92 million impairment charge relating to the impact of market dislocation in the second half of 2007, and a one-off charge of GBP28 million relating to the impact of the 2007 Finance Act on the Group's leasing business. The increase in the impairment charge also reflects a lower level of releases and recoveries in Corporate Markets and the impact of recent double-digit growth rates in Corporate lending.



Limited exposure to assets affected by current capital markets uncertainties

Whilst no bank has been immune to the impact of the turbulence in global financial markets in the second half of 2007, Lloyds TSB's high quality business model means that the Group has relatively limited exposure to assets affected by current capital markets uncertainties (page 46, note 15).



US sub-prime Asset Backed Securities (ABS) and ABS Collateralised Debt Obligations (CDOs)

Lloyds TSB has no direct exposure to US sub-prime ABS and limited indirect exposure through ABS CDOs. During the second half of 2007, the market value of our holdings in ABS CDOs reduced and, as a result, the Group has taken an income statement charge of GBP114 million, leaving a residual investment of GBP130 million, net of hedges. The write-down largely reflects junior tranches of CDOs which have been written down to the expected interest payments to be received within the next 12 months. The Group has no exposure to mezzanine ABS CDOs. The Group's residual investment of GBP130 million is stated net of credit default swap (CDS) protection totalling GBP470 million purchased from a 'triple A' rated monoline Financial Guarantor. At 31 December 2007, the underlying assets supported by this protection had fallen in value, leaving a reliance on the CDS protection totalling GBP155 million. In addition, we have GBP1,861 million of ABS CDOs which are fully cash collateralised by major global financial institutions.

Structured Investment Vehicle (SIV) Capital Notes

At 30 June 2007 the Group's exposure to SIV Capital Notes totalled GBP100 million. During the second half of 2007 the Group wrote down the value of these assets by GBP22 million, leaving a residual exposure at 31 December 2007 of GBP78 million. Additionally, at 31 December 2007 the Group had commercial paper back up liquidity facilities totalling GBP370 million, of which GBP98 million had been drawn. All of these liquidity lines are senior facilities. Since the year end, these facilities have been reduced to GBP208 million, of which GBP115 million has been drawn. The Group has no SIV-Lite exposure.



Trading portfolio

In the second half of 2007, Corporate Markets also saw a reduction in profit before tax of approximately GBP144 million as a result of the impact of mark-to-market adjustments in the Group's trading portfolio, to reflect the marketwide repricing of liquidity and credit. At 31 December 2007 the trading portfolio contained GBP181 million of indirect exposure to US sub-prime mortgages and ABS CDOs. This super senior exposure is protected by note subordination.



Available-for-sale assets

At 31 December 2007, the Group's portfolio of available-for-sale assets totalled GBP20,196 million (31 December 2006: GBP19,178 million). A significant proportion of these assets (GBP8.3 billion) related to the ABS in Cancara. The residual assets included GBP3.2 billion Student Loan ABS, predominantly guaranteed by the US Government, GBP4.6 billion Government bond and short-dated bank commercial paper and certificates of deposit and GBP4.1 billion major bank senior paper and high quality ABS. These available-for-sale assets are intended to be held to maturity however, under IFRS, they are marked-to-market through reserves. During 2007, a net GBP413 million reserves adjustment, which has no impact on the Group's capital ratios, has been made to reflect a reduction in the value of these assets. These assets are not impaired and we expect to obtain full value for them upon maturity.



The Group's investment in Cancara, our hybrid Asset Backed Commercial Paper conduit, was GBP12.0 billion at 31 December 2007, comprising GBP8.3 billion ABS and GBP3.7 billion client receivables transactions. Cancara, which is fully consolidated in the Group's accounts, is managed in a very conservative manner, which is demonstrated by the quality and ratings stability of its underlying asset portfolio. At 31 December 2007, the ABS bonds in Cancara were 100 per cent Aaa/AAA rated by Moody's and Standard & Poor's respectively, and there was no exposure either directly or indirectly to sub-prime US mortgages within the ABS portfolio. Since the year end, ABS totalling GBP67 million have been downgraded. At 31 December 2007 the client receivables portfolio included GBP115 million of US sub-prime mortgage exposure.



Scottish Widows has no exposure to US sub-prime ABS either directly or indirectly through CDOs. The Group holds GBP25 million of short-dated SIV commercial paper through Scottish Widows.



Strong capital management disciplines

Capital efficiency continued to improve throughout the Group, resulting in an increase in post-tax return on average shareholders' equity to 25.2 per cent, and in the post-tax return on average risk-weighted assets to 1.76 per cent, from 1.72 per cent. In our life assurance and investment businesses, the post-tax return on embedded value, on a European Embedded Value (EEV) basis, increased to 9.9 per cent, from 9.3 per cent.

At the end of December 2007, the total capital ratio on a Basel I basis was 11.0 per cent and the tier 1 ratio was 8.1 per cent. During the year, risk-weighted assets increased by 10 per cent to GBP172.0 billion, reflecting growth in our mortgage and Corporate Markets businesses. Going forward, we expect high single-digit or low double-digit annual growth in risk-weighted assets, reflecting increased opportunities to continue to grow our customer lending.
The Group has successfully managed the transition to Basel II and the Group's opening capital ratios on a Basel II basis were 11.0 per cent for total capital and 9.5 per cent for tier 1 capital (page 43, note 11).



Scottish Widows remains strongly capitalised and, at the end of December 2007, the working capital ratio of the Scottish Widows Long Term Fund was an estimated
19.2 per cent (page 49, note 19). During 2007, further capital repatriation totalling GBP1.9 billion was made to the Group, bringing the total capital repatriation since the beginning of 2005 to over GBP3.6 billion. On 5 December 2007 Standard & Poor's announced that it had re-affirmed its Scottish Widows 'AA-' debt rating and placed it on positive outlook.



Maintaining a strong liquidity and funding position

Throughout the recent marketwide liquidity turbulence, Lloyds TSB has maintained a strong liquidity position for both the Group's funding requirements, which are supported by our strong and stable retail and corporate deposit base, and those of its sponsored conduit, Cancara. Retail and corporate deposit inflows have been strong and the Group continues to benefit from its strong credit ratings and diversity of funding sources. This has resulted in the Group continuing to fund well over the last few months. In January 2008, Moody's announced that it had re-affirmed its 'Aaa' long-term debt rating for Lloyds TSB Bank plc.



Significant reduction in the Group pension schemes' deficit

The Group's defined benefit pension schemes' gross deficit at 31 December 2007 improved by GBP1,416 million to GBP683 million, comprising net recognised liabilities of GBP2,033 million partly offset by unrecognised actuarial gains of GBP1,350 million (page 42, note 10). This improvement reflects an increase in the real discount rate used to value the schemes' liabilities and Group contributions to the schemes, which exceeded the cost of accruing benefits.



Substantial profit on sale of non-core businesses

During 2007 the Group sold a number of non-core businesses realising profits on the disposal totalling GBP657 million (page 47, note 16). This has further strengthened the Group's capital ratios and improved capital flexibility.



In May 2007, Lloyds TSB Group agreed the sale of the business and assets of Lloyds TSB Registrars to Advent International, subject to completion and other adjustments. The transaction was completed on 30 September 2007, following regulatory approval, and the Group has reported a profit before tax on the sale of this business of GBP407 million (tax: nil).



In July 2007, the Group announced an agreement to sell Abbey Life Assurance Company Limited (Abbey Life) to Deutsche Bank AG. This transaction was also completed at the end of September 2007 and the Group has reported a profit before tax on the sale of this business of GBP272 million (tax: nil). In addition, a pre-sale dividend of GBP175 million was paid to Group in June 2007.

Taxation charge

The Group's tax charge for 2007 was GBP679 million, which was an effective rate of 17.0 per cent (2006: 31.6 per cent). The effective tax rate is below the standard UK corporation tax rate as a result of the gains on disposals being either exempt from tax or covered by capital losses arising in earlier years, a deferred income tax credit following the reduction in the corporation tax rate announced in the 2007 Finance Act, and credits arising on policyholder interests. Under IFRS, the income statement includes a corresponding charge for policyholder interests within the Group's profit before tax. Excluding these items the Group's effective rate of tax was 28.3 per cent (page 56, note 23).



The 2007 Finance Act reduction in corporation tax rate from 30 per cent to 28 per cent resulted in a one-off impairment charge of GBP28 million before tax (GBP20 million after tax), relating to a reduction in future rental income within the Group's leasing business. In addition, the Group's deferred tax liabilities at 31 December 2007 were reduced, resulting in a credit to the Group's tax charge of GBP110 million. The net impact of these items has been to increase earnings attributable to shareholders by GBP90 million during the year.



Delivering accelerated earnings momentum, whilst improving profitability and returns

2007 has been a challenging year for all banks, however Lloyds TSB's high quality, more conservative business model has withstood the difficulties of global financial markets turbulence. Strong earnings momentum has continued in the UK retail banking and insurance businesses, and our relationship focused Corporate and Commercial businesses have also continued to perform well. These strong performances have resulted in a good level of income growth which, combined with excellent cost control, has resulted in strong underlying profit momentum. The Group has also continued to maintain satisfactory asset quality. Encouragingly, this performance has not come at the expense of returns, as the Group has continued to improve both its return on equity and return on risk-weighted assets. As a result, the Group is well placed to maintain the recent momentum established throughout the business, and we expect to continue to perform well in 2008.









Helen A Weir
Group Finance Director




                         SUMMARISED SEGMENTAL ANALYSIS


2007                                                  Wholesale                   Group
                                 UK     Insurance           and     Central   excluding
                             Retail           and International       group   insurance   Insurance
                            Banking Investments**       Banking       items    gross up  gross up**       Group
                               GBPm          GBPm          GBPm        GBPm        GBPm        GBPm        GBPm

Net interest income           3,783            68         2,518        (738)      5,631         461       6,092
Other income                  1,797         1,900         1,773         362       5,832       6,804      12,636
Total income                  5,580         1,968         4,291        (376)     11,463       7,265      18,728
Insurance claims                  -          (302)            -           -        (302)     (7,220)     (7,522)
Total income, net of          5,580         1,666         4,291        (376)     11,161          45      11,206
insurance claims
Operating expenses           (2,548)         (636)       (2,282)         (6)     (5,472)        (19)     (5,491)
Trading surplus               3,032         1,030         2,009        (382)      5,689          26       5,715
(deficit)
Impairment                   (1,224)            -          (572)          -      (1,796)          -      (1,796)
Profit (loss) before          1,808         1,030         1,437        (382)      3,893          26       3,919
tax*

Volatility
- Insurance                       -          (267)            -           -        (267)          -        (267)
- Policyholder                    -             -             -           -           -        (233)       (233)
interests
Profit on sale of businesses      -           272           385           -         657           -         657

Settlement of overdraft claims  (76)            -             -           -         (76)          -         (76)
Profit (loss) before          1,732         1,035         1,822        (382)      4,207        (207)      4,000
tax

2006

Net interest income           3,642            56         2,177        (593)      5,282          78       5,360
Other income                  1,621         1,740         2,035         201       5,597       8,306      13,903
Total income                  5,263         1,796         4,212        (392)     10,879       8,384      19,263
Insurance claims                  -          (200)            -           -        (200)     (8,369)     (8,569)
Total income, net of          5,263         1,596         4,212        (392)     10,679          15      10,694
insurance claims
Operating expenses           (2,476)         (646)       (2,264)        (51)     (5,437)          8      (5,429)
Trading surplus               2,787           950         1,948        (443)      5,242          23       5,265
(deficit)
Impairment                   (1,238)            -          (308)         (9)     (1,555)          -      (1,555)
Profit (loss) before tax*     1,549           950         1,640        (452)      3,687          23       3,710
Volatility
- Insurance                       -            84             -           -          84           -          84
- Policyholder                    -             -             -           -           -         326         326
interests
Pension schemes related credit    -             -             -         128         128           -         128
Profit (loss) before          1,549         1,034         1,640        (324)      3,899         349       4,248
tax



*Excluding volatility, profit on sale of businesses, the settlement of overdraft claims in 2007 and the pension schemes related credit in 2006.

**The Group's income statement includes income and expenditure which are attributable to the policyholders of the Group's long-term assurance funds.
These items have no impact upon the profit attributable to equity shareholders.
In order to provide a clearer representation of the underlying trends within the Insurance and Investments segment, these items are shown within a separate column in the segmental analysis above.



Page 13 of 58


                             DIVISIONAL PERFORMANCE



                               UK RETAIL BANKING


                                                                           2007            2006         Change
                                                                           GBPm            GBPm              %
Net interest income                                                       3,783           3,642              4
Other income                                                              1,797           1,621             11
Total income                                                              5,580           5,263              6
Operating expenses                                                       (2,548)         (2,476)            (3)
Trading surplus                                                           3,032           2,787              9
Impairment                                                               (1,224)         (1,238)             1
Profit before tax, excluding settlement of overdraft claims               1,808           1,549             17
Settlement of overdraft claims                                              (76)              -
Profit before tax                                                         1,732           1,549             12


Cost:income ratio*                                                        45.7%           47.0%
Post-tax return on average risk-weighted assets*                          2.13%           1.76%

Total assets                                                         GBP115.0bn       GBP108.4bn              6
Risk-weighted assets                                                  GBP61.7bn        GBP59.1bn              4
Customer deposits                                                     GBP82.1bn        GBP75.7bn              8
*Excluding settlement of overdraft claims.



Key highlights

- Excellent profit performance. Profit before tax increased by 17 per cent to GBP1,808 million, excluding the settlement of overdraft claims.

- Strong income momentum, up 6 per cent, supported by overall sales growth of 17 per cent.

- Excellent progress in growing the current account customer franchise, with over 1 million new current accounts opened, an increase of 17 per cent. New Added Value Accounts increased by 79 per cent. Lloyds TSB is now the UK market leader in new current account customer recruitment.

- Strong growth in savings deposits resulted in an 11 per cent increase in savings balances, with 15 per cent growth in bank savings.

- Stabilisation in net interest margin, with net interest margin in the second half of 2007 1 basis point higher than in the first half of 2007.

- Continued good cost management, with a clear focus on investing to improve service quality and processing efficiency. Excluding the impact of the settlement of overdraft claims, operating expenses increased by 3 per cent and there was a substantial improvement in the cost:income ratio to 45.7 per cent.

- The quality of new lending continues to be strong. Arrears levels have continued to improve and the impairment charge in 2007 was lower than in 2006. Whilst the economic outlook for 2008 is uncertain, we do not expect to experience a significant change in the retail impairment charge in the first half of 2008, compared to the first half of 2007.

- Improved return on risk-weighted assets, reflecting the impact of double-digit profit growth exceeding the increase in risk-weighted assets.

During 2007, UK Retail Banking continued to make substantial progress in each of its key strategic priorities: growing income from its existing customer base; expanding its customer franchise; and improving productivity and efficiency. In each of these areas, a key focus has been on improving sales of recurring income products, such as current accounts and savings products which, combined with higher lending related income, has supported the accelerating rate of revenue growth.



Profit before tax from UK Retail Banking increased by GBP183 million, or 12 per cent, to GBP1,732 million, reflecting strong levels of franchise growth, excellent cost management and a slightly reduced impairment charge. Excluding the settlement of overdraft claims, profit before tax increased by 17 per cent to GBP1,808 million. Total income increased by GBP317 million, or 6 per cent, supported by higher income from current accounts, savings and personal lending.



The adverse mix effect of strong growth in finer margin mortgages and flat wider margin unsecured personal lending led to an overall reduction in the division's net interest margin. Product margins on a year-on-year basis fell slightly reflecting competitive pressures in the mortgage business in the first half of 2007 which more than offset an increase in retail savings margins. Towards the end of the year, new business margins in the mortgage business started to improve and this supported a stabilisation in the UK Retail Banking net interest margin in the second half of the year, compared to the first half.



Operating expenses remained well controlled, increasing by 3 per cent, excluding the settlement of overdraft claims. Significant improvements have been made in the rationalisation of back office operations to improve efficiency and we continue to increase the proportion of front office to back office staff in the branch network.



Growing income from the customer base

The Retail Bank has continued to make excellent progress, with further strong growth in product sales and continued good revenue growth. We continue to deliver a very strong performance in the growing savings and investment market, especially in bank savings where we have recently benefited from a significantly improved rate of deposit growth.



Overall sales increased by 17 per cent, with improvements over a broad range of products, especially current accounts, credit cards and bank savings products. Sales volumes were particularly strong in the branch network with an increase of 24 per cent. This continued strong sales growth has been driven from high levels of product innovation over the last twelve months with the successful launch of a number of enhanced savings products, an improved range of added value current accounts and the introduction of the innovative Lloyds TSB Duo Airmiles credit card offer. Customer deposits have increased strongly, by 8 per cent over the last twelve months, with particularly strong progress in growing our bank savings and wealth management deposit balances, with increases of 15 per cent and 12 per cent respectively.


                                                                  31 December   31 December
                                                                         2007          2006          Change
Current account and savings balances                                     GBPm          GBPm               %

Bank savings                                                           41,976        36,417              15
C&G deposits                                                           14,861        14,621               2
Wealth management                                                       4,939         4,402              12
UK Retail Banking savings                                              61,776        55,440              11
Current accounts                                                       20,305        20,221               -
Total customer deposits                                                82,081        75,661               8



The Group has delivered good levels of mortgage growth, focusing on prime mortgage business and seeking to maintain economic returns. However, as we have previously indicated, our market share of net new mortgage lending in the second half of the year was below our outstanding stock position, reflecting our continued focus on writing value-creating business. The Group continues to focus on those segments of the mortgage market where value can be created while adopting a conservative approach to credit risk. As a result of our focus on managing for value and the recent marketwide increase in interest spreads, new business net interest margins have strengthened. Recent levels of mortgage allocations have been stronger and we expect this to translate into robust balance growth as we move into 2008.



Gross new mortgage lending for the Group totalled GBP29.4 billion (2006: GBP27.6 billion). Mortgage balances outstanding increased by 7 per cent to GBP102.7 billion and net new lending totalled GBP6.7 billion, resulting in a market share of net new lending of approximately 6.2 per cent.



We have maintained our market leadership position in personal loans, despite tightened credit criteria and a slowdown in consumer demand. Unsecured consumer credit balances were broadly flat with personal loan balances outstanding at 31 December 2007 marginally higher at GBP11.2 billion, and credit card balances slightly lower at GBP6.6 billion.



Expanding the customer franchise

In addition to the strong growth in product sales from existing customers, the Group has continued to make progress in expanding its customer franchise. Current account recruitment increased by 17 per cent, compared with last year, supported by the range of added value current accounts, in particular the Silver Account focusing on foreign nationals. During 2007, the Group opened more than 1 million new current accounts.



Wealth Management continues to make good progress with its expansion plans, and over 260 advisers have now been trained on an enhanced wealth management offer comprising private banking, open architecture portfolio management, retirement planning, insurance and estate planning services. As a result, new Investment Portfolio cases increased by 42 per cent and overall wealth management clients increased by 11 per cent. Total new assets under management increased by 42 per cent and wealth management banking deposits grew by 12 per cent.



In June 2007, the Group launched the Lloyds TSB Airmiles Duo account, a new, innovative and exclusive credit card that offers a 'two in one' easy to manage account, with one PIN, one statement and two cards, an American Express and a MasterCard on which customers can earn Airmiles. The demand for this new product has been extremely strong, and over 700,000 cards have been issued to a generally more transactional, high quality, customer segment. As a result, Lloyds TSB was the UK market leader in new credit card issuance during 2007, and now has the largest and fastest growing loyalty credit card programme in the UK.

Improving productivity and efficiency

We have continued to make significant progress in reducing levels of administration and processing work carried out in branches and, as a result, we have increased the number of dedicated customer facing branch network staff by some 4,000 over the last 2 years. Over the same period, branch network staff time spent on back office administration work has reduced from approximately 35 per cent to around 5 per cent. This has enabled us to increase our focus on meeting our customers' needs and has supported the substantially improved branch network sales productivity and service efforts. These improvements have led to the retail banking cost:income ratio, excluding the impact of the settlement of overdraft claims, improving to 45.7 per cent, from 47.0 per cent last year.



In Telephone Banking we have continued to invest in our market leading speech recognition technology which has supported significant growth in the number of customers using our automated service. This, combined with further improvements in the efficiency of our contact centre operations, has led to all customer service calls now being answered from UK based centres.



Impairment levels slightly decreased

Impairment losses on loans and advances decreased by GBP14 million, or 1 per cent, to GBP1,224 million, largely reflecting a reduction in the level of customer insolvencies and the quality of new lending. In addition, collections procedures continue to improve, a particularly important competitive advantage in a slowing consumer environment, and we achieved better than assumed recoveries. The impairment charge as a percentage of average lending improved to
1.10 per cent, compared to 1.18 per cent last year. Over 99 per cent of new personal loans and 89 per cent of new credit cards sold during 2007 were to existing customers, where the Group has a better understanding of an individual customer's total financial position. The level of arrears in the personal loan and credit card portfolios reduced during 2007, whilst overdraft arrears remained stable.



Mortgage credit quality remains excellent with the impairment charge remaining at a low level of GBP18 million, or 2 basis points of average mortgage lending. Arrears in the mortgage business have also fallen. In Cheltenham & Gloucester, the average indexed loan-to-value ratio on the mortgage portfolio was 43 per cent, and the average loan-to-value ratio for new mortgages and further advances written during 2007 was 63 per cent. At 31 December 2007, only 1.7 per cent of balances had an indexed loan-to-value ratio in excess of 95 per cent. We extensively stress-test our lending to changes in macroeconomic conditions and we remain very confident in the quality of our mortgage portfolio.



Page 17 of 58

                           INSURANCE AND INVESTMENTS


Excluding volatility and profit on disposal of businesses              2007              2006             Change
                                                                       GBPm              GBPm                  %
Net interest income                                                      68                56                 21
Other income                                                          1,900             1,740                  9
Total income                                                          1,968             1,796                 10
Insurance claims                                                       (302)             (200)               (51)
Total income, net of insurance claims                                 1,666             1,596                  4
Operating expenses                                                     (636)             (646)                 2
Insurance grossing adjustment (page 13)                                  26                23                 13
Profit before tax                                                     1,056               973                  9



Profit before tax analysis
Life, pensions and OEICs
New business profit - life and pensions                                 163               171                 (5)
New business loss - OEICs                                               (22)              (24)                 8
Existing business                                                       551               384                 43
Expected return on shareholders' net assets                             192               134                 43
Impact of surplus capital repatriation                                    -                36
                                                                        884               701                 26
General insurance                                                       128               243                (47)
Scottish Widows Investment Partnership                                   44                29                 52
Profit before tax                                                     1,056               973                  9


Present value of new business premiums (PVNBP)                       10,424             9,740                  7
PVNBP new business margin (EEV basis)                                  3.1%              3.6%
Post-tax return on embedded value (EEV basis, page 50, note 20)        9.9%              9.3%




Key highlights

- Strong profit performance. Profit before tax increased by 9 per cent to GBP1,056 million. Adjusting for the impact of surplus capital repatriation, profit before tax increased by 13 per cent.

- Good income growth and excellent cost control. Income, net of insurance claims and adjusting for the impact of surplus capital repatriation, increased by 7 per cent. Operating expenses decreased by 2 per cent.

- Good sales performance. 7 per cent increase in Scottish Widows' present value of new business premiums. Strong progress in increasing bancassurance sales, up 20 per cent. Good performance in the sale of protection products, corporate pensions and retirement income products.

- Improved returns. On an EEV basis, the post-tax return on embedded value increased to 9.9 per cent. New business margin was robust at 3.1 per cent.

- Robust capital position. Scottish Widows continues to deliver improving capital efficiency and self-financing growth, and a further GBP1.9 billion of capital was repatriated to the Group during 2007.

- Increased weather related claims of GBP113 million, largely relating to the severe flooding in the UK in June and July, contributed to a 47 per cent reduction in profit before tax in General Insurance.

- Excellent performance in Scottish Widows Investment Partnership. Profit before tax increased by 52 per cent reflecting higher margins and improved mix of external business.

Scottish Widows life, pensions and OEICs

Profit before tax increased by GBP183 million, or 26 per cent, to GBP884 million. The effect of surplus capital repatriation to the Group has been to reduce investment earnings by a total of GBP36 million in 2007. Adjusting 2006 for this, profit before tax increased by 33 per cent.



Life and pensions new business profit, on an IFRS basis and excluding volatility, reduced by 5 per cent to GBP163 million reflecting a change in the mix of investment products sold through the branch network towards non-embedded value accounted products. Total existing business profit grew by 43 per cent to GBP551 million, partly reflecting increased profits from the growing OEIC portfolio, improved cost management and a reduction in adverse assumption changes compared to 2006. The expected return on shareholders' net assets increased by 43 per cent to GBP192 million as a result of a higher volume of free assets, driven by strong equity markets and the impact of regulatory changes in 2006, and a higher expected rate of return.



During 2007, Scottish Widows has continued to make strong progress in each of its key business priorities: to maximise bancassurance success; to profitably grow IFA sales; to improve service and operational efficiency; and to optimise capital management.



Maximising bancassurance success

In 2007, the value of Scottish Widows' bancassurance new business premiums increased by 20 per cent, building on the success of the simplified product range for distribution through the Lloyds TSB branch network, Commercial Banking and Wealth Management channels. Sales of protection products were particularly strong. A new branch network creditor insurance and protection product, which replaced an externally provided creditor product, has led to the significant increase in protection sales during 2007. In addition, Scottish Widows launched a new protection product, 'Protection for Life' towards the end of 2006, which has performed very well. We have continued to deliver good sales of OEICs following the more than doubling of sales in 2006.



Profitably growing IFA sales

Sales through the IFA distribution channel increased by 2 per cent, following record A-day related sales levels in 2006. Scottish Widows has continued to focus on the more profitable business areas within the IFA market. Sales of savings and investment products were lower as we chose not to compete in areas which deliver unsatisfactory returns, although this was partly offset by good growth in OEIC sales. Corporate pensions volumes remained strong following excellent growth last year and our managed fund business also showed good improvement.


INSURANCE AND INVESTMENTS (continued)


Present value of new business premiums (PVNBP)                            2007            2006          Change
                                                                          GBPm            GBPm               %
Life and pensions:
Protection                                                                 960             232             314
Savings and investments                                                    913           1,300             (30)
Individual pensions                                                      2,073           2,219              (7)
Corporate and other pensions                                             2,141           1,961               9
Retirement income                                                        1,044             960               9
Managed fund business                                                      486             348              40
Life and pensions                                                        7,617           7,020               9
OEICs                                                                    2,807           2,720               3
Life, pensions and OEICs                                                10,424           9,740               7

Single premium business                                                  8,375           7,321              14
Regular premium business                                                 2,049           2,419             (15)
Life, pensions and OEICs                                                10,424           9,740               7

Bancassurance                                                            4,096           3,421              20
Independent financial advisers                                           5,817           5,706               2
Direct                                                                     511             613             (17)
Life, pensions and OEICs                                                10,424           9,740               7



Improving service and operational efficiency

The business has made continued improvements in service and operational efficiencies, and the benefits can be seen in a reduction of expenses by 2 per cent compared to prior year, notwithstanding the introduction of a number of new products. In addition, customer satisfaction is at its highest ever level. Scottish Widows received a number of awards for service quality and product innovation, including 'Best Individual Pensions Provider' at the Financial Adviser awards whilst maintaining its top quartile position for lowest servicing and acquisition costs per policy.



Optimising capital management

Scottish Widows has maintained its strong focus on improving capital management. During 2007 Scottish Widows continued to deliver a more capital efficient product profile and improved internal rates of return. The post-tax return on embedded value, on an EEV basis, increased to 9.9 per cent, from 9.3 per cent last year. During 2007, GBP1.9 billion of capital was repatriated to the Group, giving a total capital repatriation of over GBP3.6 billion since the beginning of 2005.

Results on a European Embedded Value (EEV) basis

Lloyds TSB continues to report under IFRS, however, in line with industry best practice, the Group provides supplementary financial reporting for Scottish Widows on an EEV basis. The Group believes that EEV represents the most appropriate measure of long-term value creation in life assurance and investment businesses.



                                                                          2007            2006
                                                                         Life,           Life,          Change
                                                                      pensions        pensions
                                                                     and OEICs       and OEICs
                                                                          GBPm            GBPm               %
New business profit                                                        326             346              (6)
Existing business
- Expected return                                                          337             403
- Experience variances                                                      78              69
- Assumption changes                                                       (45)           (133)
                                                                           370             339               9
Expected return on shareholders' net assets                                207             131              58
Profit before tax, adjusted for capital repatriation*                      903             816              11

Impact of surplus capital repatriation to Group                              -              36
Profit before tax*                                                         903             852               6
New business margin (PVNBP)                                               3.1%            3.6%
Embedded value (year end)                                              GBP5,365m         GBP6,413m
Post-tax return on embedded value*                                        9.9%            9.3%

*Excluding volatility and other items (page 36, note 2).



Adjusting for the impact of capital repatriation, EEV profit before tax from the Group's life, pensions and OEICs business increased by 11 per cent to GBP903 million.



New business profit fell by GBP20 million, or 6 per cent, to GBP326 million, largely reflecting the impact of a higher risk-free discount rate and changes in other economic assumptions applied to new business. This was however offset by a corresponding credit to the expected return on shareholders' net assets.



Existing business profit increased by 9 per cent. Expected return decreased by 16 per cent to GBP337 million, primarily reflecting a lower shareholder benefit this year from the reduction in the value of realistic balance sheet liabilities and the impact of regulatory changes in 2006. Positive experience variances were driven by higher annuity profits from Abbey Life. Overall lapse experience was broadly in line with the Group's expectations, as higher lapse experience in the life and pensions business was broadly offset by a favourable experience in OEICs. Assumption changes primarily reflect changes to the longer term lapse assumptions for both life and pensions business and OEICs. The expected return on shareholders' net assets increased by GBP76 million, as a result of a higher volume of free assets, driven by strong equity markets and the impact of regulatory changes in 2006, and a higher expected rate of return.

Results on a European Embedded Value (EEV) basis

Overall the post-tax return on embedded value increased to 9.9 per cent from 9.3 per cent. Scottish Widows maintained a strong new business margin of 3.1 per cent. Individual new business product margins remained broadly stable. The overall new business margin fell by 50 basis points however, as a result of an adverse impact from a higher risk-free discount rate and changes in other economic assumptions applied to new business and the shift in product mix resulting from the insourcing of a new branch network creditor insurance and protection product. This product generates a lower new business margin, but delivers good levels of value for the Group.

Scottish Widows Investment Partnership

Pre-tax profit from Scottish Widows Investment Partnership (SWIP) increased by 52 per cent to GBP44 million, reflecting increased profitability resulting from higher margins and an improved mix of external business, a key strategic priority for SWIP. Over the last 12 months, SWIP's assets under management decreased by GBP4.1 billion to GBP97.6 billion, reflecting the decision by the Trustees of the Lloyds TSB pension schemes to move GBP5.7 billion into external passive management. As a result, institutional funds under management reduced by GBP5.0 billion. The net movement in retail funds, net of expenses and commissions, was an increase of GBP2.9 billion.



Movements in funds under management

The following table highlights the movement in retail and institutional funds under management.


                                                                                          2007            2006
                                                                                         GBPbn           GBPbn

Opening funds under management                                                           105.7            97.5

Movement in Retail Funds

Premiums                                                                                  11.7            11.7
Claims                                                                                    (4.8)           (3.6)
Surrenders                                                                                (6.4)           (5.4)
Net inflow of business                                                                     0.5             2.7

Investment return, expenses and commission                                                 2.4             6.0
Net movement                                                                               2.9             8.7

Movement in Institutional Funds
Lloyds TSB pension schemes                                                                (5.7)              -
Other institutional funds                                                                 (0.6)           (1.3)
Investment return, expenses and commission                                                 1.3             1.5
Net movement                                                                              (5.0)            0.2

Proceeds from sale of Abbey Life                                                           1.0               -
Dividends and surplus capital repatriation                                                (1.9)           (0.7)

Closing funds under management                                                           102.7           105.7

Managed by SWIP                                                                           97.6           101.7
Managed by third parties                                                                   5.1             4.0
Closing funds under management                                                           102.7           105.7




Including assets under management within our UK Wealth Management and International Private Banking businesses, Groupwide funds under management decreased by 3 per cent to GBP122.8 billion.



Page 23 of 58


INSURANCE AND INVESTMENTS (continued)


General insurance
                                                                          2007            2006           Change
                                                                          GBPm            GBPm                %
Commission receivable                                                      648             629                3
Commission payable                                                        (692)           (664)              (4)
Underwriting income (net of reinsurance)                                   591             600               (2)
Other income                                                                37              35                6
Net operating income                                                       584             600               (3)
Claims paid on insurance contracts (net of reinsurance)                   (302)           (200)             (51)
Operating income, net of claims                                            282             400              (30)

Operating expenses                                                        (154)           (157)               2
Profit before tax                                                          128             243              (47)


Claims ratio                                                               49%             32%
Combined ratio                                                             93%             80%



Profit before tax from our general insurance operations decreased by GBP115 million, to GBP128 million, largely as a result of a GBP113 million increase in weather related claims, primarily reflecting severe flooding in the UK in June and July. Net operating income decreased by 3 per cent whilst costs were reduced by 2 per cent.



Net operating income decreased by GBP16 million, or 3 per cent, as growth in home and loan protection income was more than offset by lower motor insurance income, increased reinsurance costs and the run-off from the legacy health portfolio. Our continued focus on improving operational efficiency and improving the effectiveness of our marketing spend has resulted in a GBP3 million, or 2 per cent, reduction in operating costs, whilst also continuing to improve processing efficiency.



Overall sales performance has been good with an 8 per cent increase in new business gross written premiums (GWP). Home insurance sales through the branch network continue to perform well with 14 per cent growth in new business GWP. We have, however, scaled back our participation in the distribution of home insurance through direct channels, as a result of the increasingly competitive pricing in that area of the market. During the year we continued to invest in product development, with loan protection and home insurance products both securing industry leading external quality ratings.



Income, net of claims, was GBP118 million lower, largely as a result of the increased extreme weather related claims, following a benign period in 2006. As a result, overall claims increased by GBP102 million, and key underwriting ratios were significantly affected with an increase in the claims ratio to 49 per cent, and an increase in the combined ratio to 93 per cent. Adjusting for the extreme weather related claims, the claims ratio improved, reflecting both a favourable claims experience in our home insurance underwriting and the impact of recent investment in improving the efficiency of our claims processing.



The business continues to invest in the development of its Corporate Partnership distribution arrangements and the performance of the Pearl business acquired in 2006 has exceeded our initial expectations.



                      WHOLESALE AND INTERNATIONAL BANKING

Excluding profit on disposal of businesses                                2007            2006          Change
                                                                          GBPm            GBPm               %
Net interest income                                                      2,518           2,177              16
Other income                                                             1,773           2,035             (13)
Total income                                                             4,291           4,212               2
Operating expenses                                                      (2,282)         (2,264)             (1)
Trading surplus                                                          2,009           1,948               3
Impairment                                                                (572)           (308)            (86)
Profit before tax                                                        1,437           1,640             (12)

Cost:income ratio                                                        53.2%           53.8%
Cost:income ratio, excluding market dislocation                          50.9%           53.8%
Post-tax return on average risk-weighted assets                          1.13%           1.38%

Total assets                                                        GBP163.3bn      GBP147.8bn              10
Risk-weighted assets                                                GBP105.1bn       GBP91.8bn              14
Customer deposits                                                    GBP72.3bn       GBP61.2bn              18

Profit before tax by business unit
Corporate Markets
- Before impact of market dislocation                                    1,132           1,030              10
- Impact of market dislocation                                            (280)              -
                                                                           852           1,030             (17)
Commercial Banking                                                         451             398              13
Asset Finance                                                               60             113             (47)
International Banking and other businesses                                  74              99             (25)
                                                                         1,437           1,640             (12)



Key highlights

-  Overall profits impacted by turbulence in global financial markets.
Whilst the division has limited exposure to assets affected by current capital market uncertainties, the impact of recent market dislocation has been to reduce profit before tax in 2007 by GBP280 million.

- Continued relationship banking momentum. Excluding the impact of market dislocation, profit before tax increased by 5 per cent.

- Further good progress in expanding our Corporate Markets business, with an 18 per cent increase in Corporate Markets income supporting a 10 per cent increase in profit before tax, excluding the impact of market dislocation. Cross-selling income in Corporate Markets increased by 35 per cent.

- Continued strong franchise growth in Commercial Banking, with an 8 per cent growth in income and a 13 per cent growth in profit before tax. Lloyds TSB has retained its leading position as the bank of choice for start-up businesses.

- Continued tight credit control in Asset Finance, and a slowdown in demand in the consumer lending portfolio, led to a 47 per cent reduction in profit before tax.

- Strong risk management and good asset quality, despite a rise of GBP264 million in impairment losses, largely as a result of the GBP92 million impact of market dislocation, a GBP28 million provision reflecting the impact of the 2007
Finance Act on the division's leasing business, and a lower level of corporate releases and recoveries during the year.

In Wholesale and International Banking, the Group has continued to make significant progress in its strategy to develop the Group's strong corporate and small to medium business customer franchises and, in doing so, become the best UK mid-market focused wholesale bank. The division has continued to make substantial progress in its relationship banking businesses. In Commercial Banking, strong growth in business volumes, further customer franchise improvements and good progress in improving operational efficiency have resulted in continued strong profit growth. In Corporate Markets, further good progress has been made in developing our relationship banking franchise supported by a strong cross-selling performance.



Overall, the division's profit before tax decreased by 12 per cent, to GBP1,437 million, reflecting the GBP280 million reduction in profits as a result of market dislocation. Excluding this impact, profit before tax increased by 5 per cent, with a continued strong performance in our relationship banking businesses. This has generated overall income growth of 6 per cent, driven by strong Corporate Markets and Commercial Banking income growth of 18 per cent and 8 per cent respectively. This exceeded cost growth of 1 per cent, leading to a reduction in the cost:income ratio to 50.9 per cent, from 53.8 per cent last year. Trading surplus, excluding the impact of market dislocation, increased by GBP249 million, or 13 per cent, to GBP2,197 million.



The charge for impairment losses on loans and advances increased by GBP264 million to GBP572 million, largely as a result of the GBP92 million impact of market dislocation, a one-off GBP28 million impairment charge reflecting a reduction in rental income from operating lease activities following the corporation tax rate change included in the 2007 Finance Act, a lower level of releases and recoveries during the year and the impact of recent strong growth in the corporate lending portfolio. Overall corporate and SME asset quality remains good although we continue to expect some normalisation in the impairment charge over the next few years. We do believe, however, that we remain relatively well positioned as a result of our prudent credit management policy.



Corporate Markets
                                                                         2007            2006           Change
                                                                         GBPm            GBPm                %
Net interest income                                                     1,104             806               37
Other income
- Before market dislocation                                               808             821               (2)
- Market dislocation                                                     (188)              -
                                                                          620             821              (24)
Total income                                                            1,724           1,627                6
Operating expenses                                                       (632)           (615)              (3)
Trading surplus                                                         1,092           1,012                8
Impairment
- Before market dislocation                                              (148)             18
- Market dislocation                                                      (92)              -
                                                                         (240)             18
Profit before tax                                                         852           1,030              (17)



In Corporate Markets, profit before tax fell by 17 per cent, however, excluding the impact of market dislocation and the 2007 Finance Act, profit before tax increased by 13 per cent. On this basis, income increased by 18 per cent, supported by continued high levels of cross-selling income, up 35 per cent, strong growth in corporate lending and a higher level of income from venture capital investments. The strong growth in lending was supported by an increase of GBP4.7 billion in Group lending to property companies, to GBP17.6 billion.
Two-thirds of this lending portfolio is commercial property lending supporting our existing customer franchise and reflects a well-spread nationwide portfolio.
We adopt conservative credit criteria and the indexed loan-to-value of the portfolio is approximately 62 per cent. One third of the portfolio is residential lending, over half of which is to local authority backed public housing.



Operating expenses increased by 3 per cent to GBP632 million, reflecting further investment in people to support ongoing business growth. The trading surplus, excluding market dislocation, increased by 26 per cent. The impairment charge of GBP240 million includes GBP92 million from the impact of market dislocation and the GBP28 million one-off charge relating to the impact of the 2007 Finance Act on the division's leasing business. Excluding these items, the underlying increase in the impairment charge reflects lower levels of releases and recoveries, recent strong growth in corporate customer lending and impairments relating to two special situations.





Page 27 of 58



WHOLESALE AND INTERNATIONAL BANKING (continued)


Commercial Banking
                                                                         2007            2006           Change
                                                                         GBPm            GBPm                %
Net interest income                                                       890             821                8
Other income                                                              429             397                8
Total income                                                            1,319           1,218                8
Operating expenses                                                       (769)           (727)              (6)
Trading surplus                                                           550             491               12
Impairment                                                                (99)            (93)              (6)
Profit before tax                                                         451             398               13



Profit before tax in Commercial Banking grew by GBP53 million, or 13 per cent, reflecting strong growth in business volumes, further improvements in growing the Commercial Banking customer franchise and progress in improving operational efficiency. Income increased by 8 per cent to GBP1,319 million, reflecting strong growth in lending and deposit balances, whilst costs were 6 per cent higher, as a result of increased investment to improve the operating platform. Commercial
Banking continued to develop and grow its customer franchise strongly, with customer recruitment of 120,000 during 2007, reflecting its market-leading position in the start-up market with a market share of 21 per cent. We also made good progress in continuing to attract customers 'switching' from other financial services providers. Lloyds TSB Commercial Finance has continued to improve its strong market position, with a market share of approximately 20 per cent, measured by client numbers. Asset quality in the Commercial Banking portfolios remains good with impairment charges as a percentage of average lending reducing by 7 basis points to 0.60 per cent, partly reflecting our move to increase levels of secured lending.



Asset Finance
                                                                         2007            2006           Change
                                                                         GBPm            GBPm                %
Net interest income                                                       299             331              (10)
Other income                                                              472             529              (11)
Total income                                                              771             860              (10)
Operating expenses                                                       (483)           (508)               5
Trading surplus                                                           288             352              (18)
Impairment                                                               (228)           (239)               5
Profit before tax                                                          60             113              (47)



Profit before tax in Asset Finance decreased by 47 per cent to GBP60 million, largely reflecting continued tight credit criteria and a slowdown in demand in the consumer lending portfolio which has led to a reduction in the level of new business underwritten. As a result, income decreased by GBP89 million, or 10 per cent. Costs were 5 per cent lower and the impairment charge decreased by GBP11 million to GBP228 million, reflecting the recent tightening of credit criteria, improved collections procedures and lower balances outstanding, which offset an increase in arrears. Conditions in the Motor Finance business remain challenging. New business volumes have reduced, reflecting the marketwide slowdown in consumer demand, and we have sought to avoid the structural contraction in interest margins. In Personal Finance, new business volumes have risen modestly in a fiercely competitive market. Our Contract Hire business, Autolease, has performed well by continuing to leverage its strong market position and efficient operation.



Page 28 of 58


CONSOLIDATED INCOME STATEMENT - STATUTORY

                                                                                           2007            2006
                                                                                           GBPm            GBPm
Interest and similar income                                                              16,874          14,108
Interest and similar expense                                                            (10,775)         (8,779)
Net interest income                                                                       6,099           5,329
Fee and commission income                                                                 3,224           3,116
Fee and commission expense                                                                 (600)           (638)
Net fee and commission income                                                             2,624           2,478
Net trading income                                                                        3,123           6,341
Insurance premium income                                                                  5,430           4,719
Other operating income                                                                      952             806
Other income                                                                             12,129          14,344
Total income                                                                             18,228          19,673
Insurance claims                                                                         (7,522)         (8,569)
Total income, net of insurance claims                                                    10,706          11,104
Operating expenses                                                                       (5,567)         (5,301)
Trading surplus                                                                           5,139           5,803
Impairment                                                                               (1,796)         (1,555)
Profit on sale of businesses                                                                657               -
Profit before tax                                                                         4,000           4,248
Taxation                                                                                   (679)         (1,341)
Profit for the year                                                                       3,321           2,907


Profit attributable to minority interests                                                    32             104
Profit attributable to equity shareholders                                                3,289           2,803
Profit for the year                                                                       3,321           2,907


Basic earnings per share                                                                  58.3p           49.9p
Diluted earnings per share                                                                57.9p           49.5p

Dividend per share for the year*                                                          35.9p           34.2p
Dividend for the year*                                                                  GBP2,026m         GBP1,928m


*The total dividend for the year represents the interim dividend paid in October
2007 and the final dividend which will be paid and accounted for in May 2008.



Page 29 of 58



                     CONSOLIDATED BALANCE SHEET - STATUTORY

                                                                                      31 December         31 December
                                                                                             2007                2006
Assets                                                                                       GBPm                GBPm
Cash and balances at central banks                                                          4,330               1,898
Items in course of collection from banks                                                    1,242               1,431
Trading and other financial assets at fair value through profit or loss                    57,911              67,695
Derivative financial instruments                                                            8,659               5,565
Loans and advances to banks                                                                34,845              40,638
Loans and advances to customers                                                           209,814             188,285
Available-for-sale financial assets                                                        20,196              19,178
Investment property                                                                         3,722               4,739
Goodwill                                                                                    2,358               2,377
Value of in-force business                                                                  2,218               2,723
Other intangible assets                                                                       149                 138
Tangible fixed assets                                                                       2,839               4,252
Other assets                                                                                5,063               4,679
Total assets                                                                              353,346             343,598

Equity and liabilities
Deposits from banks                                                                        39,091              36,394
Customer accounts                                                                         156,555             139,342
Items in course of transmission to banks                                                      668                 781
Trading and other liabilities at fair value through profit or loss                          3,206               1,184
Derivative financial instruments                                                            7,582               5,763
Debt securities in issue                                                                   51,572              54,118
Liabilities arising from insurance contracts and
participating investment contracts                                                         38,063              41,445
Liabilities arising from non-participating
investment contracts                                                                       18,197              24,370
Unallocated surplus within insurance businesses                                               554                 683
Other liabilities                                                                           9,690              10,985
Retirement benefit obligations                                                              2,144               2,462
Current tax liabilities                                                                       484                 817
Deferred tax liabilities                                                                      948               1,416
Other provisions                                                                              209                 259
Subordinated liabilities                                                                   11,958              12,072
Total liabilities                                                                         340,921             332,091



Equity
Share capital                                                                               1,432               1,429
Share premium account                                                                       1,298               1,266
Other reserves                                                                                (60)                336
Retained profits                                                                            9,471               8,124
Shareholders' equity                                                                       12,141              11,155
Minority interests                                                                            284                 352
Total equity                                                                               12,425              11,507

Total equity and liabilities                                                              353,346             343,598


Page 30 of 58


            CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - STATUTORY


                                      Attributable to equity shareholders
                                    Share capital          Other       Retained        Minority
                                      and premium       reserves        profits       interests           Total
                                              GBPm          GBPm            GBPm            GBPm            GBPm
Balance at 1 January 2006                    2,590           395          7,210             435          10,630

Movements in available-for-sale
financial assets, net of tax:
- change in fair value                           -           (10)             -               -             (10)
- transferred to income statement in             -           (21)             -               -             (21)
respect of disposals
Movement in cash flow hedges, net of             -             1              -               -               1
tax
Currency translation differences                 -           (29)             -              (4)            (33)
Net income recognised directly in                -           (59)             -              (4)            (63)
equity
Profit for the year                              -             -          2,803             104           2,907
Total recognised income for the year             -           (59)         2,803             100           2,844
Dividends                                        -             -         (1,919)            (32)         (1,951)
Purchase/sale of treasury shares                 -             -            (35)              -             (35)
Employee share option schemes:
- value of employee services                     -             -             65               -              65
- proceeds from shares issued                  105             -              -               -             105
Repayment of capital to minority                 -             -              -            (151)           (151)
shareholders


Balance at 31 December 2006                  2,695           336          8,124             352          11,507

Movements in available-for-sale
financial assets, net of tax:
- change in fair value                           -          (436)             -               -            (436)
- transferred to income statement in             -            (5)             -               -              (5)
respect of disposals
- transferred to income statement in             -            49              -               -              49
respect of impairment
- disposal of businesses                         -            (6)             -               -              (6)
Movement in cash flow hedges, net of             -           (15)             -               -             (15)
tax
Currency translation differences                 -            17   _          -              (1)             16
Net income recognised directly in                -          (396)             -              (1)           (397)
equity
Profit for the year                              -             -          3,289              32           3,321
Total recognised income for the year             -          (396)         3,289              31           2,924
Dividends                                        -             -         (1,957)            (19)         (1,976)
Purchase/sale of treasury shares                 -             -             (1)              -              (1)
Employee share option schemes:
- value of employee services                     -             -             16               -              16
- proceeds from shares issued                   35             -              -               -              35
Repayment of capital to minority                 -             -              -             (80)            (80)
shareholders


Balance at 31 December 2007                  2,730           (60)         9,471             284          12,425





Page 31 of 58


             CONDENSED CONSOLIDATED CASH FLOW STATEMENT - STATUTORY


                                                                                          2007            2006
                                                                                          GBPm            GBPm
Profit before tax                                                                        4,000           4,248

Adjustments for:
Change in operating assets                                                             (16,982)        (31,995)
Change in operating liabilities                                                         21,541          33,069
Non-cash and other items                                                                 2,784           1,555
Tax paid                                                                                  (859)           (798)
Net cash provided by operating activities                                               10,484           6,079

Cash flows from investing activities
Purchase of available-for-sale financial assets                                        (21,667)        (23,448)
Proceeds from sale and maturity of available-for-sale financial assets                  19,468          18,106
Purchase of fixed assets                                                                (1,334)         (1,724)
Proceeds from sale of fixed assets                                                         982           1,257
Acquisition of businesses, net of cash acquired                                             (8)            (20)
Disposal of businesses, net of cash disposed                                             1,476             936
Net cash used in investing activities                                                   (1,083)         (4,893)

Cash flows from financing activities
Dividends paid to equity shareholders                                                   (1,957)         (1,919)
Dividends paid to minority interests                                                       (19)            (32)
Interest paid on subordinated liabilities                                                 (709)           (713)
Proceeds from issue of subordinated liabilities                                              -           1,116
Proceeds from issue of ordinary shares                                                      35             105
Repayment of subordinated liabilities                                                     (300)           (759)
Repayment of capital to minority shareholders                                              (80)           (151)
Net cash used in financing activities                                                   (3,030)         (2,353)
Effects of exchange rate changes on cash and cash equivalents                               82            (148)
Change in cash and cash equivalents                                                      6,453          (1,315)
Cash and cash equivalents at beginning of year                                          25,438          26,753
Cash and cash equivalents at end of year                                                31,891          25,438




Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.



 Page 32 of 58


CONDENSED SEGMENTAL ANALYSIS - STATUTORY (unaudited)


Lloyds TSB Group is a leading UK-based financial services group, providing a wide range of banking and financial services in the UK and in certain locations overseas. The Group's activities are organised into three segments: UK Retail
Banking, Insurance and Investments and Wholesale and International Banking.
Central group items includes the funding cost of certain acquisitions less earnings on capital, central costs and accruals for payment to the Lloyds TSB
Foundations.



Services provided by UK Retail Banking encompass the provision of banking and other financial services to personal customers, private banking and mortgages.
Insurance and Investments offers life assurance, pensions and savings products, general insurance and asset management services. Wholesale and International
Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages the Group's activities in financial markets and provides banking and financial services overseas.


Year ended                        UK    General       Life,    Insurance     Wholesale      Central
31 December 2007              Retail  insurance    pensions          and           and        group
                             Banking              and asset  Investments International       items*
                                                 management                    Banking                     Total
                                GBPm       GBPm        GBPm         GBPm          GBPm         GBPm         GBPm
Interest and similar income*   8,018         23       1,040        1,063         9,834       (2,041)      16,874
Interest and similar          (4,235)         -        (527)        (527)       (7,316)       1,303      (10,775)
expense*
Net interest income            3,783         23         513          536         2,518         (738)       6,099
Other income (net of fee       1,797        554       7,643        8,197         1,773          362       12,129
and commission expense)
Total income                   5,580        577       8,156        8,733         4,291         (376)      18,228
Insurance claims                   -       (302)     (7,220)      (7,522)            -            -       (7,522)
Total income, net of           5,580        275         936        1,211         4,291         (376)      10,706
insurance claims
Operating expenses            (2,624)      (154)       (501)        (655)       (2,282)          (6)      (5,567)
Trading surplus (deficit)      2,956        121         435          556         2,009         (382)       5,139
Impairment                    (1,224)         -           -            -          (572)           -       (1,796)
Profit on sale of                  -          -         272          272           385            -          657
businesses
Profit (loss) before tax       1,732        121         707          828         1,822         (382)       4,000

External revenue               9,132      1,235       8,854       10,089        10,082          300       29,603
Inter-segment revenue*         1,012         49         181          230         1,559       (2,801)           -
Segment revenue               10,144      1,284       9,035       10,319        11,641       (2,501)      29,603

*Central group items on this and the following page includes inter-segment consolidation adjustments within interest and similar income and within interest and similar expense as follows: interest and similar income GBP(3,138) million
(2006: GBP(3,241) million); interest and similar expense GBP3,138 million (2006:
GBP3,241 million). There is no impact on net interest income. Similarly, Central group items includes inter-segment revenue adjustments of GBP(4,103) million
(2006: GBP(4,102) million).



Page 33 of 58



CONDENSED SEGMENTAL ANALYSIS - STATUTORY (unaudited)

Year ended                        UK    General        Life,    Insurance     Wholesale      Central
31 December 2006              Retail  Insurance     pensions          and           and        group
                             Banking               and asset  Investments International       items*
                                                  management                    Banking                     Total
                                GBPm       GBPm         GBPm         GBPm          GBPm         GBPm         GBPm
Interest and similar income*   6,913         24          820          844         8,598       (2,247)      14,108
Interest and similar          (3,271)         -         (741)        (741)       (6,421)       1,654       (8,779)
expense*
Net interest income            3,642         24           79          103         2,177         (593)       5,329
Other income (net of fee
and commission expense)        1,621        594        9,893       10,487         2,035          201       14,344
Total income                   5,263        618        9,972       10,590         4,212         (392)      19,673
Insurance claims                   -       (200)      (8,369)      (8,569)            -            -       (8,569)
Total income, net of           5,263        418        1,603        2,021         4,212         (392)      11,104
insurance claims
Operating expenses            (2,476)      (157)        (481)        (638)       (2,264)          77       (5,301)
Trading surplus (deficit)      2,787        261        1,122        1,383         1,948         (315)       5,803
Impairment                    (1,238)         -            -            -          (308)          (9)      (1,555)
Profit (loss) before tax       1,549        261        1,122        1,383         1,640         (324)       4,248

External revenue               8,136      1,249       10,888       12,137         8,659          158       29,090
Inter-segment revenue*           698         19          199          218         2,276       (3,192)           -
Segment revenue                8,834      1,268       11,087       12,355        10,935       (3,034)      29,090


 Page 34 of 58

NOTES


                                                                                                           Page
1     Accounting policies, presentation and estimates                                                        36
2     Volatility                                                                                             36
3     Mortgage lending                                                                                       38
4     Group net interest income                                                                              39
5     Other income                                                                                           40
6     General insurance income                                                                               40
7     Operating expenses                                                                                     41
8     Number of employees (full-time equivalent)                                                             41
9     Impairment losses by division                                                                          42
10    Retirement benefit obligations                                                                         42
11    Capital ratios                                                                                         43
12    Total assets by division                                                                               44
13    Balance sheet information                                                                              44
14    Loans and advances to customers                                                                        45
15    Credit market positions in Corporate Markets                                                           46
16    Profit on sale of businesses                                                                           47
17    Economic profit                                                                                        48
18    Earnings per share                                                                                     48
19    Scottish Widows - realistic balance sheet information                                                  49
20    European Embedded Value reporting - results for the year ended 31 December 2007                        50
21    Scottish Widows - weighted sales (Annual Premium Equivalent)                                           55
22    Legal and regulatory matters                                                                           55
23    Taxation                                                                                               56
24    Dividend                                                                                               57
25    Other information                                                                                      57



 Page 35 of 58


1.       Accounting policies, presentation and estimates



The 2007 results have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The accounting policies adopted in the preparation of these results are unchanged from those disclosed in the Group's consolidated financial statements as at and for the year ended 31 December 2006 ('2006 Annual Report and Accounts') copies of which can be found on the Group's website at www.investorrelations.lloydstsb.com/ir/company_reports_page.asp or are available upon request from the Company Secretary's Department, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN.



The following pronouncements relevant to the Group are applicable for the year ended 31 December 2007:


Pronouncement                     Nature of change                        Effective date

IFRS 7 Financial Instruments:     Consolidates financial instruments      Annual periods beginning on or after
                                  disclosures into a single standard and  1 January 2007
Disclosures                       requires more detailed qualitative and
                                  quantitative disclosures about exposure
                                  to risks arising from financial
                                  instruments.

Amendment to IAS 1 Presentation   Introduces additional disclosures of    Annual periods beginning on or after
of Financial Statements - Capital the objectives, policies and processes  1 January 2007
Disclosures                       for managing capital, quantitative data
                                  about what the entity regards as
                                  capital, and compliance with capital
                                  requirements.



The relevant disclosures are included in the Group's consolidated financial statements for the year ended 31 December 2007.





2.       Volatility



Banking volatility

Since the introduction of IFRS in 2005, in order to provide a clearer view of the underlying performance of the business, the Group has separately disclosed within Central group items the effects of marking-to-market derivatives held for risk management purposes. This amount, net of the effect of the Group's IAS 39 compliant hedge accounting relationships, was previously disclosed as banking volatility.



The use of fair values in financial reporting is now more widespread and there is a better understanding of their effects; consequently, in line with evolving best practice, the Group no longer considers it appropriate to disclose banking volatility separately. Divisions will continue to transfer, through the Group's internal transfer pricing arrangements, to Group Corporate Treasury (included in Central group items) the movements in the market value of hedging derivatives where the impact is not locally managed.



Page 36 of 58


2.       Volatility (continued)



Insurance volatility

The Group's insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which have a volatile fair value. The value of the liabilities does not move exactly in line with changes in the fair value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement. As these investments are substantial and movements in their fair value can have a significant impact on the profitability of the Insurance and Investments division, management believes that it is appropriate to disclose the division's results on the basis of an expected return in addition to the actual return.
The difference between the actual return on these investments and the expected return based upon economic assumptions made at the beginning of the year is included within insurance volatility.



Changes in market variables also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows With Profit Fund, the value of the in-force business and the value of shareholders' funds. Fluctuations in these values caused by changes in market variables, including market spreads reflecting credit risk premia, are also included within insurance volatility. These market credit spreads represent the gap between the yield on corporate bonds and the yield on government bonds, and reflect the market's assessment of credit risk. Changes in the credit spreads affect the value of the in-force business asset in respect of the annuity portfolio.



The expected investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historic investment return differentials, are set out below:


                                                                           2008           2007           2006
                                                                              %              %              %
Gilt yields (gross)                                                        4.55           4.62           4.12
Equity returns (gross)                                                     7.55           7.62           6.72
Dividend yield                                                             3.00           3.00           3.00
Property return (gross)                                                    7.55           7.62           6.72
Corporate bonds (gross)                                                    5.15           5.22           4.72




During 2007, profit before tax included negative insurance volatility of GBP267 million, being a credit of GBP7 million to net interest income and a charge of
GBP274 million to other income (2006: positive volatility of GBP84 million, being a credit of GBP2 million to net interest income and a credit of GBP82 million to other
income).   The effect of widening credit risk spreads and falling gilt values more than offset the favourable impact of a modest increase in equity values and changes in market consistent assumptions.  During 2006 increases in equity values were partly offset by lower gilt values.



Policyholder interests volatility

As a result of the requirement under IFRS to consolidate the Group's life and pensions businesses on a line-by-line basis, the Group's income statement includes amounts attributable to policyholders which affect profit before tax;
the most significant of these items is policyholder tax.



Page 37 of 58




2.       Volatility (continued)



Under IFRS, tax on policyholder investment returns is required to be included in the Group's tax charge rather than being offset against the related income, as it is in actual distributions made to policyholders. The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge. Other items classified within policyholder interests volatility include the effects of investment vehicles which are only majority owned by the long-term assurance funds. In the case of these vehicles, the Group's profit for the year includes the minorities' share of the profits earned. As set out below these amounts do not accrue to the equity holders, accordingly management believes a clearer representation of the underlying performance of the Group's life and pensions businesses is presented by excluding policyholder interests volatility.


                                                                                               2007              2006
                                                                                               GBPm              GBPm

Net interest income                                                                               -               (33)
Other income                                                                                   (233)              359
Profit before tax                                                                              (233)              326
Taxation - policyholder                                                                         243              (222)
Minority interests                                                                              (10)             (104)
Profit attributable to equity shareholders                                                        -                 -



During 2007, profit before tax included negative policyholder interests volatility of GBP233 million, being a charge to other income (2006: positive volatility of GBP326 million, being a charge of GBP33 million to net interest income and a credit of GBP359 million to other income).  In 2007, substantial policyholder tax losses have been generated as a result of a fall in property, gilt and bond values.  These losses reduce future policyholder tax liabilities and have led to a policyholder tax credit during the year.  Profits were recognised in 2006 as a result of positive market movements combined with realised gains in the holdings in property investment vehicles majority owned by the long-term assurance funds.





3.       Mortgage lending
                                                                                          2007          2006
Gross new mortgage lending                                                           GBP29.4bn      GBP27.6bn
Market share of gross new mortgage lending                                               8.1%           8.0%
Redemptions                                                                          GBP22.7bn      GBP20.7bn
Market share of redemptions                                                              8.9%           8.8%
Net new mortgage lending                                                               GBP6.7bn      GBP6.9bn
Market share of net new mortgage lending                                                  6.2%          6.3%
Mortgages outstanding (year end)*                                                    GBP102.0bn     GBP95.3bn
Market share of mortgages outstanding                                                     8.5%          8.8%

*Excluding the effect of IFRS related adjustments in order to conform with industry statistics.




In Cheltenham & Gloucester, the average indexed loan-to-value ratio on the mortgage portfolio was 43 per cent (31 December 2006: 44 per cent), and the average loan-to-value ratio for new mortgages and further advances written during 2007 was 63 per cent (2006: 64 per cent). At 31 December 2007, only 1.7 per cent of balances had an indexed loan-to-value ratio in excess of 95 per cent.



Page 38 of 58


4.       Group net interest income
                                                                                          2007            2006
                                                                                          GBPm            GBPm
Banking margin
Net interest income                                                                      5,167           4,914
Average interest-earning assets, excluding reverse repos                               185,022         170,743
Net interest margin                                                                      2.79%           2.88%

Statutory basis
Net interest income                                                                      6,099           5,329
Average interest-earning assets, excluding reverse repos                               248,233         226,990
Net interest margin                                                                      2.46%           2.35%



The Group's net interest income includes certain amounts attributable to policyholders, in addition to the interest earnings on shareholders' funds held in the Group's insurance businesses. In addition, the Group's net interest margin is significantly affected by the accounting treatment of a number of Products and Markets and other products, principally those where funding costs are treated as an interest expense and related revenues are recognised within other income. In order to enhance comparability in the Group's banking net interest margin these items have been excluded in determining both net interest income and average interest-earning assets.



A reconciliation of banking net interest income to Group net interest income follows:


                                                                                          2007            2006
                                                                                          GBPm            GBPm
Banking net interest income                                                              5,167           4,914
Products and Markets, and other products                                                   464             368
Volatility and insurance grossing adjustment                                               468              47
Group net interest income                                                                6,099           5,329



Certain fees payable by the Group's asset finance business have been reclassified from other income to interest income as part of the effective yield of the related lending; there is no impact upon profit before tax. Comparative figures have been restated accordingly.





 Page 39 of 58


5.       Other income
                                                                                          2007            2006
                                                                                          GBPm            GBPm
Fee and commission income:
 UK current account fees                                                                   693             652
 Other UK fees and commissions                                                           1,215           1,210
 Insurance broking                                                                         648             629
 Card services                                                                             536             493
 International fees and commissions                                                        132             132
                                                                                         3,224           3,116
Fee and commission expense                                                                (600)           (638)
Net fee and commission income                                                            2,624           2,478
Net trading income                                                                       3,570           5,981
Insurance premium income                                                                 5,430           4,719
Other operating income                                                                   1,012             725
Total other income*                                                                     12,636          13,903
Insurance claims                                                                        (7,522)         (8,569)
Total other income, net of insurance claims*                                             5,114           5,334
Volatility
- Insurance                                                                               (274)             82
- Policyholder interests                                                                  (233)            359
Total other income, net of insurance claims                                              4,607           5,775


*Excluding volatility.  For statutory reporting purposes, volatility totalling GBP
(507) million in 2007 (2006: GBP441 million); is included in total other income;
comprising net trading income of GBP(447) million (2006: GBP360 million) and other operating income of GBP(60) million (2006: GBP81 million).



Certain fees payable by the Group's asset finance business have been reclassified from other income to interest income as part of the effective yield of the related lending; there is no impact upon profit before tax. Comparative figures have been restated accordingly.





6.       General insurance income
                                                                                          2007            2006
                                                                                          GBPm            GBPm
Premium income from underwriting
Creditor                                                                                   164             180
Home                                                                                       441             424
Health                                                                                       9              13
Reinsurance premiums                                                                       (23)            (17)
                                                                                           591             600
Commissions from insurance broking
Creditor                                                                                   394             377
Home                                                                                        49              47
Health                                                                                      12              13
Other                                                                                      193             192
                                                                                           648             629



Page 40 of 58


7.       Operating expenses
                                                                                2007                  2006
Administrative expenses:                                                        GBPm                  GBPm
Staff:
  Salaries                                                                     2,127                 2,117
  National insurance                                                             167                   161
  Pensions
  - Before pension schemes related credit                                        238                   293
  - Pension schemes related credit                                                 -                  (128)
                                                                                 238                   165
  Other staff costs                                                              372                   298
                                                                               2,904                 2,741
Premises and equipment:
  Rent and rates                                                                 304                   310
  Hire of equipment                                                               16                    15
  Repairs and maintenance                                                        154                   165
  Other                                                                          145                   149
                                                                                 619                   639
Other expenses:
  Communications and external data processing                                    462                   499
  Advertising and promotion                                                      192                   184
  Professional fees                                                              279                   231
  Settlement of overdraft claims                                                  76                     -
  Other                                                                          405                   388
                                                                               1,414                 1,302
Administrative expenses                                                        4,937                 4,682
Depreciation and amortisation                                                    630                   619
Total operating expenses                                                       5,567                 5,301
Cost:income ratio - statutory basis*                                           52.0%                 47.7%
Cost:income ratio - excluding volatility, the settlement of                    49.0%                 50.8%
overdraft claims and, in 2006, the pension schemes related credit

*Total operating expenses divided by total income, net of insurance claims.





8.       Number of employees (full-time equivalent)
                                                                                2007               2006

UK Retail Banking                                                             29,943             30,204
Insurance and Investments                                                      5,276              5,685
Wholesale and International Banking                                           15,997             19,210
Other, largely IT and Operations                                              10,111             10,400
                                                                              61,327             65,499
Agency staff (full-time equivalent)                                           (3,249)            (2,869)
Total number of employees (full-time equivalent)                              58,078             62,630


The total number of employees reduced by 4,552 to 58,078.  Of this reduction
2,790 related to the impact of business disposals (Lloyds TSB Registrars 1,485, Dutton-Forshaw 1,277 and Abbey Life 28).



Page 41 of 58


9.       Impairment losses by division
                                                                                          2007            2006
                                                                                          GBPm            GBPm
Impairment losses by division
UK Retail Banking
  Personal loans/overdrafts                                                                679             740
  Credit cards                                                                             527             490
  Mortgages                                                                                 18               8
                                                                                         1,224           1,238

Wholesale and International Banking
  Excluding market dislocation and 2007 Finance Act                                        447             313
  Market dislocation                                                                        22               -
  2007 Finance Act                                                                          28               -

                                                                                           497             313

Central group items                                                                          -               9
Impairment losses on loans and advances                                                  1,721           1,560
Other credit risk provisions                                                                 5              (5)
Impairment of available-for-sale financial assets                                           70               -
Total impairment charge                                                                  1,796           1,555



Charge as % of average lending:
  Personal loans/overdrafts                                                               5.32            5.85
  Credit cards                                                                            7.96            6.99
  Mortgages                                                                               0.02            0.01
UK Retail Banking                                                                         1.10            1.18
Wholesale and International Banking*                                                      0.51            0.39
Total charge*                                                                             0.82            0.83
*Excluding impact of market dislocation and 2007 Finance Act.





10.     Retirement benefit obligations
                                                                                            2007           2006
                                                                                            GBPm           GBPm
Defined benefit pension schemes
Present value of scheme liabilities                                                       16,795         17,378
Fair value of scheme assets                                                              (16,112)       (15,279)
Net defined benefit scheme deficit                                                           683          2,099
Unrecognised actuarial gains                                                               1,350            263
Net recognised defined benefit scheme deficit                                              2,033          2,362
Other post-retirement benefit schemes                                                        111            100
Net recognised liability                                                                   2,144          2,462
Deferred tax                                                                                (600)          (739)
Recognised liability after tax                                                             1,544          1,723


The Group's defined benefit pension schemes' gross deficit at 31 December 2007 improved by GBP1,416 million to GBP683 million, comprising net recognised liabilities of GBP2,033 million partly offset by unrecognised actuarial gains of GBP1,350 million. This improvement largely reflects an increase in the real discount rate used to value the schemes' liabilities and Group contributions to the schemes, which exceeded the cost of accruing benefits.



Page 42 of 58


11.     Capital ratios
                                                                     Basel II        Basel I        Basel I
                                                                  31 December    31 December    31 December
                                                                         2007           2007           2006
                                                                         GBPm           GBPm           GBPm


Tier 1
Share capital and reserves                                             12,663         12,141         11,155
Regulatory post-retirement benefit adjustments                            704            704          1,041
Other items                                                                 -              -             39
Preference share capital                                                1,589          1,589          1,610
Innovative tier 1 capital instruments                                   1,474          1,474          1,372
Available-for-sale revaluation reserve and cash flow hedging              402            402            (12)
reserve
Goodwill                                                               (2,358)        (2,358)        (2,377)
Other deductions                                                         (929)             -              -
Total tier 1 capital                                                   13,545         13,952         12,828


Tier 2

Undated loan capital                                                    4,457          4,457          4,390
Dated loan capital                                                      3,441          3,441          3,624
Collectively assessed provisions                                           12          2,150          1,951
Available-for-sale revaluation reserve in respect of equities              12             12              -
Other deductions                                                         (928)             -              -
Total tier 2 capital                                                    6,994         10,060          9,965
                                                                       20,539         24,012         22,793


Supervisory deductions

Life and pensions businesses                                           (4,373)        (4,373)        (5,368)
Other deductions                                                         (491)          (762)          (790)
Total supervisory deductions                                           (4,864)        (5,135)        (6,158)
Total capital                                                          15,675         18,877         16,635



Risk-weighted assets                                                    GBPbn          GBPbn          GBPbn

Credit risk                                                             127.2
Market risk                                                               5.3
Operational risk                                                         10.1
Total risk-weighted assets                                              142.6          172.0          156.0



Risk asset ratios

Tier 1                                                                   9.5%           8.1%           8.2%
Total capital                                                           11.0%          11.0%          10.7%

Post-tax return on average risk-weighted assets                                        2.03%          1.89%
Post-tax return on average risk-weighted assets*                                       1.76%          1.72%



*Excluding volatility, profit on sale of businesses, settlement of overdraft claims and, in 2006, pension schemes related credit.



Page 43 of 58


12.     Total assets by division
                                                                                        31 December        31 December
                                                                                               2007               2006
                                                                                               GBPm               GBPm
UK Retail Banking                                                                           115,012            108,381
Insurance and Investments                                                                    73,377             86,074
Wholesale and International Banking                                                         163,294            147,836
Central group items                                                                           1,663              1,307
Total assets                                                                                353,346            343,598






13.     Balance sheet information
                                                                                  31 December   31 December
                                                                                         2007          2006
                                                                                         GBPm          GBPm
Deposits - customer accounts
Sterling:
Non-interest bearing current accounts                                                   3,155         3,739
Interest bearing current accounts                                                      42,858        40,906
Savings and investment accounts                                                        70,003        64,380
Other customer deposits                                                                24,671        19,134
Total sterling                                                                        140,687       128,159
Currency                                                                               15,868        11,183
Total deposits - customer accounts                                                    156,555       139,342

Loans and advances to customers

Agriculture, forestry and fishing                                                       3,226         2,905
Energy and water supply                                                                 2,102         2,024
Manufacturing                                                                           8,385         7,513
Construction                                                                            2,871         2,332
Transport, distribution and hotels                                                     11,573        10,490
Postal and communications                                                                 946           831
Property companies                                                                     17,576        12,896
Financial, business and other services                                                 29,707        22,999
Personal  : mortgages                                                                 102,739        95,601
          : other                                                                      22,988        23,025
Lease financing                                                                         4,686         4,802
Hire purchase                                                                           5,423         5,060
                                                                                      212,222       190,478
Allowance for impairment losses on loans and advances                                  (2,408)       (2,193)
Total loans and advances to customers                                                 209,814       188,285




Total loans and advances to customers in our international businesses totalled
GBP6,291 million (31 December 2006: GBP5,589 million).



 Page 44 of 58


14.     Loans and advances to customers
                                                        Retail -        Retail -    Wholesale           Total
                                                       Mortgages           Other
31 December 2007                                            GBPm            GBPm         GBPm            GBPm

Neither past due nor impaired                             99,828          29,850       73,475         203,153
Past due but not impaired                                  2,153             966          639           3,758
Impaired - no provision required                             415             100          293             808
         - provision held                                    343           3,600          560           4,503

Gross                                                    102,739          34,516       74,967         212,222
Allowance for impairment losses                              (37)         (2,029)        (342)         (2,408)
Net                                                      102,702          32,487       74,625         209,814

31 December 2006

Neither past due nor impaired                             92,873          29,364       60,005         182,242
Past due but not impaired                                  1,943           1,005          374           3,322
Impaired - no provision required                             658              92          158             908
         - provision held                                    127           3,580          299           4,006

Gross                                                     95,601          34,041       60,836         190,478
Allowance for impairment losses                              (42)         (1,918)        (233)         (2,193)

Net                                                       95,559          32,123       60,603         188,285



The analysis of lending between retail and wholesale has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within wholesale are exposures to corporate customers and other large institutions.



Loans and advances to customers which are neither past due nor impaired

                                                        Retail -        Retail -    Wholesale           Total
                                                       Mortgages           Other
                                                            GBPm            GBPm         GBPm            GBPm

31 December 2007

Good quality                                              99,407          18,157       46,240
Satisfactory quality                                         378           8,964       25,013
Lower quality                                                  1             665        2,034
Below standard, but not impaired                              42           2,064          188

Total                                                     99,828          29,850       73,475         203,153

31 December 2006

Good quality                                              92,472          16,940       35,659
Satisfactory quality                                         359           9,667       21,797
Lower quality                                                  -             663        2,249
Below standard, but not impaired                              42           2,094          300

Total                                                     92,873          29,364       60,005         182,242




 Page 45 of 58


14.     Loans and advances to customers (continued)



The definitions of good quality, satisfactory quality, lower quality and below standard but not impaired applying to retail and wholesale are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Wholesale lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models. Good quality lending includes the lower assessed default probabilities and all loans with low expected losses in the event of default, with other categories reflecting progressively higher risks and lower expected recoveries.





15.     Credit market positions in Corporate Markets



Lloyds TSB's high quality business model means that the Group has relatively limited exposure to assets affected by current capital markets uncertainties. The following table shows credit market positions in Corporate Markets, on both a gross and net basis.


Credit market positions - 31 December 2007                                                Net          Gross
                                                                                     Exposure       Exposure
                                                                                         GBPm           GBPm

US sub-prime ABS-direct                                                                     -              -

ABS CDOs

- unhedged                                                                                130            130
- monoline hedged                                                                           -            470
- major global bank cash collateralised                                                     -          1,861

Structured investment vehicles

- capital notes                                                                            78             78
- liquidity backup facilities                                                             370            370

Trading portfolio

- ABS trading book                                                                        474            474
- secondary loan trading                                                                  665            863
- other assets*                                                                         3,895          3,895



*Primarily high quality senior bank and corporate assets; also includes GBP181 million of indirect exposure to US sub-prime mortgages and ABS CDOs. This super senior exposure is protected by note subordination.



 Page 46 of 58


15.     Credit market positions in Corporate Markets (continued)


Available-for-sale assets                                                                           31 December
                                                                                                           2007
                                                                                                          GBPbn

Cancara                                                                                                     8.3

- US sub-prime - nil
- Alt-A - GBP619 million
- CMBS - GBP1,355 million (100% AAA/Aaa)

Student Loan ABS                                                                                            3.2

- US Government guaranteed

Treasury assets                                                                                             4.6

- Government bond and short-dated bank commercial paper

Other assets                                                                                                4.1
- Major bank senior paper and high quality ABS
Total - Group                                                                                              20.2






16.     Profit on sale of businesses



During 2007, the Group disposed of its share registration business, Lloyds TSB
Registrars; Abbey Life, the UK life operation which was closed to new business in 2000; and its medium-size car dealership, Dutton-Forshaw. In addition, provision has been made for payments under an indemnity given in relation to a business sold in an earlier year. A breakdown is provided below.


                                                                                           2007           2006
                                                                                           GBPm           GBPm
Lloyds TSB Registrars                                                                       407              -
Abbey Life                                                                                  272              -
Other                                                                                       (22)             -

                                                                                            657              -




 Page 47 of 58


17.     Economic profit
                                                                                           2007           2006
                                                                                           GBPm           GBPm
Statutory basis
Average shareholders' equity                                                             11,681         10,531



Profit attributable to equity shareholders                                                3,289          2,803
Less: notional charge                                                                    (1,051)          (948)
Economic profit                                                                           2,238          1,855



Excluding volatility, profit on sale of businesses, settlement of overdraft claims and, in 2006, pension schemes related credit
Average shareholders' equity                                                             11,339         10,485



Profit attributable to equity shareholders                                                2,863          2,634
Less: notional charge                                                                    (1,021)          (944)
Economic profit                                                                           1,842          1,690



Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity used by the Group of 9 per cent (2006: 9 per cent).





18.     Earnings per share
                                                                                            2007           2006
Statutory basis


Basic
Profit attributable to equity shareholders                                             GBP3,289m      GBP2,803m
Weighted average number of ordinary shares in issue                                       5,637m         5,616m
Earnings per share                                                                         58.3p          49.9p



Fully diluted

Profit attributable to equity shareholders                                             GBP3,289m      GBP2,803m
Weighted average number of ordinary shares in issue                                       5,683m         5,667m
Earnings per share                                                                         57.9p          49.5p


Excluding volatility, profit on sale of businesses, settlement of overdraft claims and, in 2006, pension schemes related credit
Profit attributable to equity shareholders                                             GBP2,863m      GBP2,634m
Weighted average number of ordinary shares in issue                                       5,637m         5,616m
Earnings per share                                                                         50.8p          46.9p




 Page 48 of 58


19.     Scottish Widows - realistic balance sheet information



Financial Services Authority (FSA) returns for large with-profits companies include realistic balance sheet information. The information included in FSA returns concentrates on the position of the With Profit Fund. However, under the Scottish Widows demutualisation structure, which was court approved, the fund is underpinned by certain assets outside the With Profit Fund and it is more appropriate to consider the long-term fund position as a whole to measure the realistic capital position of Scottish Widows. The estimated position at 31
December 2007, allowing for the proposed transfer of GBP300 million from the Long
Term Fund to the Shareholder Fund, is shown below, together with the actual position at 31 December 2006.


31 December 2007 (estimated)                                                       With Profit       Long Term
                                                                                          Fund            Fund
                                                                                         GBPbn           GBPbn
Available assets, including support arrangement assets                                    17.8            20.9
Realistic value of liabilities                                                           (16.8)          (16.9)
Working capital for fund                                                                   1.0             4.0

Working capital ratio                                                                     5.4%           19.2%

31 December 2006                                                                   With Profit       Long Term
                                                                                          Fund            Fund
                                                                                         GBPbn           GBPbn
Available assets, including support arrangement assets                                    19.4            22.3
Realistic value of liabilities                                                           (18.3)          (18.3)
Working capital for fund                                                                   1.1             4.0

Working capital ratio                                                                     5.8%           17.9%



The Risk Capital Margin (RCM) is the capital buffer that the FSA requires to be held to cover prescribed adverse shocks. At 31 December 2007, the RCM was estimated to be GBP62 million for the With Profit Fund and GBP96 million for the Long Term Fund (covered 15 times and 42 times respectively by the working capital for the fund). At 31 December 2006, the RCM was GBP57 million for the With Profit Fund and GBP84 million for the Long Term Fund (covered 20 times and 47 times respectively).



Page 49 of 58


20.     European Embedded Value reporting - results for year ended 31 December
2007



This section provides further details of the Scottish Widows EEV financial information.



Composition of EEV balance sheet
                                                                                     2007                 2006
                                                                                     GBPm                 GBPm

Value of in-force business (certainty                                               2,779                3,220
equivalent)
Value of financial options and guarantees                                             (53)                 (56)
Cost of capital                                                                      (178)                (248)
Non-market risk                                                                       (61)                 (75)
Total value of in-force business                                                    2,487                2,841
Shareholders' net assets                                                            2,878                3,572
Total EEV of covered business                                                       5,365                6,413



Reconciliation of opening EEV balance sheet to closing EEV balance sheet on covered business
                                                        Shareholders'   Value of in-force
                                                           net assets            business                Total
                                                                 GBPm                GBPm                 GBPm

As at 1 January 2006                                            3,445               2,941                6,386
Total profit after tax                                            873                (100)                 773
Dividends                                                        (746)                  -                 (746)
As at 31 December 2006                                          3,572               2,841                6,413
Total profit after tax                                            661                 107                  768
Profit on disposal of Abbey Life (EEV basis)
  Sale proceeds                                                   985                   -                  985
  Assets disposed                                                (474)               (461)                (935)
                                                                  511                (461)                  50
Dividends                                                      (1,866)                  -               (1,866)
As at 31 December 2007                                          2,878               2,487                5,365



Analysis of shareholders' net assets on an EEV basis on covered business

                                                            Required                 Free        Shareholders'
                                                             capital              surplus           net assets
                                                                GBPm                 GBPm                 GBPm

As at 1 January 2006                                           2,393                1,052                3,445
Total profit after tax                                          (186)               1,059                  873
Dividends                                                          -                 (746)                (746)
As at 31 December 2006                                         2,207                1,365                3,572
Total (loss) profit after tax                                   (238)                 899                  661
Disposal of Abbey Life (EEV basis)                              (232)                 743                  511
Dividends                                                          -               (1,866)              (1,866)
As at 31 December 2007                                         1,737                1,141                2,878



Page 50 of 58


20.     European Embedded Value reporting - results for year ended 31 December
2007 (continued)



Summary income statement on an EEV basis
                                                                                               2007               2006
                                                                                               GBPm               GBPm
New business profit                                                                             326                346
Existing business profit
- Expected return                                                                               337                403
- Experience variances                                                                           78                 69
- Assumption changes                                                                            (45)              (133)
                                                                                                370                339
Expected return on shareholders' net assets                                                     207                167
Profit before tax, excluding volatility and other items*                                        903                852
Volatility                                                                                     (271)               176
Other items*                                                                                     58                 76
Total profit before tax                                                                         690              1,104
Taxation                                                                                        (59)              (331)
Impact of Corporation tax rate change                                                           137                  -
Total profit after tax, excluding profit on sale of Abbey Life                                  768                773
Profit on sale of Abbey Life (EEV basis)                                                         50                  -
Total profit after tax                                                                          818                773


*Other items represent amounts not considered attributable to the underlying performance of the business.



Page 51 of 58


20.     European Embedded Value reporting - results for year ended 31 December
2007 (continued)



Breakdown of income statement between life and pensions, and OEICs


2007                                                          Life and pensions           OEICS         Total
                                                                           GBPm            GBPm          GBPm
New business profit                                                         270              56           326
Existing business
- Expected return                                                           286              51           337
- Experience variances                                                       35              43            78
- Assumption changes                                                       (105)             60           (45)
                                                                            216             154           370
Expected return on shareholders' net assets                                 199               8           207
Profit before tax*                                                          685             218           903

New business margin (PVNBP)                                                3.5%            2.0%          3.1%
Post-tax return on embedded value*                                                                       9.9%


2006                                                          Life and pensions           OEICS         Total
                                                                           GBPm            GBPm          GBPm
New business profit                                                         287              59           346
Existing business
- Expected return                                                           361              42           403
- Experience variances                                                       35              34            69
- Assumption changes                                                       (129)            (4)          (133)
                                                                            267              72           339
Expected return on shareholders' net assets                                 160               7           167
Profit before tax*                                                          714             138           852

New business margin (PVNBP)                                                4.1%            2.2%          3.6%
Post-tax return on embedded value*                                                                       9.3%

*Excluding volatility and other items.



Page 52 of 58


20. European Embedded Value reporting - results for year ended 31 December 2007 (continued)



Economic assumptions

A bottom up approach is used to determine the economic assumptions for valuing the business in order to determine a market consistent valuation.



The risk-free rate assumed in valuing in-force business is 10 basis points over the 15 year gilt yield. In valuing financial options and guarantees the risk-free rate is derived from gilt yields plus 10 basis points, in line with Scottish Widows' FSA realistic balance sheet assumptions. The table below shows the range of resulting yields and other key assumptions.


                                                                                        31 December        31 December
                                                                                               2007               2006
                                                                                                  %                  %

Risk-free rate (value of in-force)                                                             4.65               4.72
Risk-free rate (financial options and guarantees)                                      4.28 to 4.81       3.91 to 5.41
Retail price inflation                                                                         3.28               3.23
Expense inflation                                                                              4.18               4.13




Non-market risk

An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required. However, in the case of operational risk and the With Profit Fund these are asymmetric in the range of potential outcomes for which an explicit allowance is made.



Non-economic assumptions

Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management's view of future experience. These assumptions are intended to represent a best estimate of future experience.



For OEIC business, the lapse assumption is based on recent experience which has been collected over a period that has coincided with favourable investment conditions. Management have used a best estimate of the long-term lapse assumption which is higher than indicated by this experience. In management's view, the approach and lapse assumption are both reasonable.



Page 53 of 58


20. European Embedded Value reporting - results for year ended 31 December 2007 (continued)



Sensitivity analysis

The table below shows the sensitivity of the EEV and the new business profit before tax to movements in some of the key assumptions. The impact of a change in the assumption has only been shown in one direction other than for risk free rate. Where the impact has been shown only in one direction it can be assumed to be reasonably symmetrical.

                                                                                              Impact on new
                                                                                  Impact    business profit
                                                                                  on EEV         before tax
                                                                                    GBPm               GBPm
2007 EEV/new business profit before tax                                            5,365                326

(1a)  100 basis points reduction in risk-free rate                                   161                  7
(1b)  100 basis points increase in risk-free rate                                   (115)                (7)
(2)    10 per cent reduction in market values of equity assets                      (178)               n/a
(3)    10 per cent reduction in market values of property assets                     (32)               n/a
(4)    10 per cent reduction in expenses                                              96                 31
(5)    10 per cent reduction in lapses                                                88                 19
(6)    5 per cent reduction in annuitant mortality                                   (64)                (5)
(7)    5 per cent reduction in mortality and morbidity (excluding annuitants)         22                  3
(8)    100 basis points increase in equity and property returns                      nil                nil
(9)    10 basis points increase in credit spreads                                    (46)                (6)




(1) In this sensitivity the impact takes into account the change in the value of in-force business, financial options and guarantee costs, statutory reserves and asset values.

(2) The reduction in market values is assumed to have no corresponding impact on dividend yields.

(3) The reduction in market values is assumed to have no corresponding impact on rental yields.

(4) This sensitivity shows the impact of reducing new business maintenance expenses and investment expenses to 90 per cent of the expected rate.

(5) This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.

(6) This sensitivity shows the impact on our annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.

(7) This sensitivity shows the impact of reducing mortality rates on non-annuity business to 95 per cent of the expected rate.

(8) Under a market consistent valuation, changes in assumed equity and property returns have no impact on the EEV.

(9) This sensitivity shows the impact of a 10 basis point increase in corporate bond yields and the corresponding reduction in market values. Government bond yields and the risk-free rate are assumed to be unchanged.



In sensitivities (4) to (7) assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and the statutory reserving bases. A change in risk discount rates is not relevant as the risk discount rate is not an input to a market consistent valuation.





Page 54 of 58


21.     Scottish Widows - weighted sales (Annual Premium Equivalent)
                                                                                               2007              2006
                                                                                               GBPm               GBPm
Weighted sales (regular + 1/10 single)
Life and pensions:
Savings and investments                                                                          89               128
Protection                                                                                      117                49
Individual pensions                                                                             273               270
Corporate and other pensions                                                                    352               322
Retirement income                                                                               101                98
Managed fund business                                                                            47                35


Life and pensions                                                                               979               902

OEICs                                                                                           297               290
Life, pensions and OEICs                                                                      1,276             1,192


Bancassurance                                                                                   458               403
Independent financial advisers                                                                  733               714
Direct                                                                                           85                75
Life, pensions and OEICs                                                                      1,276             1,192






22.     Legal and regulatory matters



During the ordinary course of business the Group is subject to threatened or actual legal proceedings. All such material cases are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case. No provisions are held against such cases; however the Group does not currently expect the final outcome of these cases to have a material adverse effect on its financial position.



In the UK and elsewhere, there is continuing political and regulatory scrutiny of financial services. On 6 November 2007 the Competition Commission published its emerging thinking into the Payments Protection Inquiry and is expected to report by December 2008. The OFT is also carrying out a market study into personal current account pricing alongside its investigation into certain current account charges which are also subject to a legal test case (see below). The OFT is also investigating interchange fees charged by some card networks in parallel with the European Commission's own investigation into cross-border interchange fees. At the same time regulators are considering the review of retail distribution and UK financial stability and depositor protection proposals. It is not presently possible to assess the cost or income impact of these inquiries or any connected matters on the Group until the outcome is known.



In addition, a number of EU directives, including the Unfair Commercial Practices Directive and Payment Services Directive are currently being implemented in the UK. The EU is also considering regulatory proposals for, inter alia, a Consumer Credit, Mortgage Credit, Single European Payments Area, Retail Financial Services Review and capital adequacy requirements for insurance companies (Solvency II).

On 27 July 2007, following agreement between the UK Office of Fair Trading (OFT) and a number of UK financial institutions, the OFT issued High Court legal proceedings against those institutions, including Lloyds TSB Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to requests for unplanned overdrafts. A preliminary issues hearing has now taken place and judgment is currently awaited. It is likely that further hearings will be required and, if appeals are pursued, the proceedings may take a number of years to conclude. Pending resolution, the Financial Services Authority has agreed, subject to certain conditions, that the handling of customer complaints on this issue can be suspended until the proceedings are concluded unless in the light of prevailing circumstances this would be inappropriate. The Group intends strongly to defend its position. Accordingly, no provision in relation to the outcome of this litigation has been made. Depending on the Court's determinations, a range of outcomes is possible, some of which could have a significant financial impact on the Group. The ultimate impact of the litigation on the Group can only be known at its conclusion.



There has been increased scrutiny of the financial institutions sector, especially in the US, with respect to combating money laundering and terrorist financing and enforcing compliance with economic sanctions. The Office of Foreign Assets Control (OFAC) administers US laws and regulations in relation to US economic sanctions against designated foreign countries, nationals and others and the Group has been conducting a review of its conduct with respect to historic US dollar payments involving countries, persons or entities subject to those sanctions. The Group has provided information relating to its review of such historic payments to a number of authorities including OFAC, the US Department of Justice and the New York County District Attorney's office which, along with other authorities, have been reported to be conducting a broader review of sanctions compliance by non-US financial institutions. The Group is involved in ongoing discussions with these authorities with respect to agreeing a resolution of their investigations. No provision has been made in respect of this matter. The Group does not expect the final outcome to have a material adverse effect on its financial position.







23.     Taxation



The statutory effective tax rate in 2007 was 17.0 per cent, compared to 31.6 per cent in 2006. Under IFRS the Group is required to include in income tax expense the tax attributable to UK life insurance policyholder earnings and its interests in Open-ended Investment Companies (OEICs). The effective rate of the Group, excluding the gross policyholder and OEIC interests from profit before tax and the tax charge and, in 2007, the profit on disposal of businesses from profit before tax and the impact on the year end deferred tax position of the UK corporation tax rate change (GBP110 million credit), was 28.3 per cent (2006:
28.0 per cent).



The 2007 Finance Act reduction in the corporation tax rate from 30 per cent to 28 per cent has resulted in a one-off impairment charge relating to a reduction in future rental income within the Group's leasing business of GBP28 million, as a result of the triggering of relevant tax variation clauses. In addition, the Group's deferred tax liabilities have been remeasured resulting in a credit to the Group's tax charge of GBP110 million. The net impact of these items has been to increase shareholders' equity by GBP90 million. The future impact of the reduction in capital allowances from 25 per cent to 20 per cent will not be material for the Group.

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge is given below:


                                                                                               2007              2006
                                                                                               GBPm              GBPm

Profit before tax                                                                             4,000             4,248
Tax charge thereon at UK corporation tax rate of 30%                                          1,200             1,274
Factors affecting charge:
Disallowed and non-taxable items                                                                  2                (8)
Overseas tax rate differences                                                                    (4)               (2)
Gains exempted or covered by capital losses                                                    (274)              (78)
Policyholder interests                                                                         (173)              123
Corporation tax rate change                                                                    (110)                -
Other items                                                                                      38                32
Tax charge                                                                                      679             1,341





24.     Dividend



A final dividend for 2007 of 24.7p (2006: 23.5p), representing an increase of 5 per cent, will be paid on 7 May 2008. The total amount of this dividend is GBP1,394 million.



Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividend are:


Shares quoted ex-dividend                                                                                  5 March 2008
Record date                                                                                                7 March 2008
Final date for joining or leaving the dividend reinvestment plan                                           9 April 2008
Final dividend paid                                                                                          7 May 2008
Annual general meeting                                                                                       8 May 2008





25.     Other information



The financial information included in this news release does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2007 were approved by directors on 21 February 2008 and will be delivered to the Registrar of Companies following publication on 29 March 2008. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

CONTACTS


                    For further information please contact:-


                                 Michael Oliver
                         Director of Investor Relations
                              Lloyds TSB Group plc
                                 020 7356 2167
                    Email: michael.oliver@ltsb-finance.co.uk

                                   Mary Walsh
                        Director of Corporate Relations
                              Lloyds TSB Group plc
                                 020 7356 2121
                       Email: mary.walsh@lloydstsb.co.uk

                                  Kirsty Clay
                        Senior Manager, Media Relations
                              Lloyds TSB Group plc
                                 020 7356 1517
                       Email: kirsty.clay@lloydstsb.co.uk


Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. The full news release can also be found on the Group's website - www.lloydstsb.com.

A copy of the Group's corporate responsibility report may be obtained by writing to Corporate Responsibility, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. This information together with the Group's code of business conduct is also available on the Group's website.

Registered office: Lloyds TSB Group plc, Henry Duncan House, 120 George Street, Edinburgh, EH2 4LH. Registered in Scotland no. 95000.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:   22 February 2008